Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2021 Q1

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2021 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

•	Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in postpaid mobile bring-your-own-device wireless plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and regulation including the introduction by the federal government of Bill C-11, the Digital Charter Implementation Act, 2020, which, aims to give consumers new privacy rights and imposes new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chip sets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly those of TELUS International (Cda) Inc.’s (TELUS International or TI) business), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International financial performance which impacts our financial performance.

•	Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber per month (ABPU), average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, while we maintain a broad solution set as compared to other agriculture technology providers, our ability to compete with focused software and IoT competitors.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

•	Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.

•	Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•	Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction scheduled to take place in June 2021 and the millimetre wave spectrum auction, which the Minister of Innovation, Science and Industry stated is expected to commence in 2021, but we believe may not take place until 2023 or later, and the announcement of a formal consultation on the auctioning of the 3800 MHz spectrum, expected to take place in 2023. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•	Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage our infrastructure and team member expansion.

•	Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•	Security threats including intentional damage or unauthorized access or attempted access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•	Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

•	Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally.

•	Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of COVID-19 on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.

•	Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement, our ability to maintain our unique culture as we grow, the risk that certain independent contractors of TI’s Lionbridge AI business could be classified as employees, and the health of our team.

•	Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•	Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under a normal course issuer bid (NCIB) if and when we implement one and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or that any NCIB will be implemented, maintained, unchanged and/or completed.

•	Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

•	Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•	Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.

•	Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S.; and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2020 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Management’s discussion and analysis (MD&A)

May 7, 2021

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2021
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations	5.1 General
5.2 Summary of consolidated quarterly results and trends
5.3 Consolidated operations
5.4 TELUS technology solutions segment
5.5 Digitally-led customer experiences – TELUS International segment
6.	Changes in financial position
7.	Liquidity and capital resources	7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties
8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

Copyright © 2021 TELUS Corporation. All rights reserved. Certain products and services named in this report are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

1.	Introduction

The forward-looking statements in this section, including, for example, statements relating to the expected impact of the COVID-19 pandemic on our operations and financial condition, on the demand for our products and services and subscriber growth, and on our assets, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period ended March 31, 2021, and should be read together with our March 31, 2021 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (TELUS International or TI) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR and EDGAR.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on May 7, 2021.

In this MD&A, unless otherwise indicated, results for the first quarter of 2021 (three-month period ended March 31, 2021) are compared with results for the first quarter of 2020 (three-month period ended March 31, 2020).

Effective January 1, 2021, our segmented reporting structure was retrospectively re-cast. This change arose from continually increasing technological convergence pushing the difference between mobile and fixed access further from the core network and closer to the customer point of access, the increasing significance of digitally-led customer experience services and the evolution of information regularly reported to our chief operating decision maker for purposes of allocating capital resources and assessing performance. See Section 5.1 General for additional details.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations.

COVID-19

As noted in Section 1.2 of our 2020 annual MD&A, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the balance of 2020 and into 2021. In many Canadian communities, residents are experiencing the third wave of the pandemic. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Since the beginning of the pandemic, we have focused relentlessly on keeping Canadians connected and on the health, safety and well-being of our team members, customers and communities. Our Executive Team continues to be guided by advice from our Emergency Management Operating Committee (EMOC) and the TELUS Medical Advisory Council (MAC).

For more than a decade, our Work Styles program has provided employees with flexible work options to work where and when they are most effective, which is a big part of our culture. The pandemic has accelerated the pace of change and our Work Styles program is also evolving. Upon the reopening of our offices later this year, we anticipate that 90% of employees will work virtually to an extent. Over the next several years, our offices will be transformed into social workspaces that reflect our culture and promote collaboration, innovation, connection and well-being. With more team members working remotely more of the time, we also see opportunities to reduce our office footprint over the next few years, which is expected to advance our sustainability goals.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Economic estimates

Our estimates regarding our environment, including economic growth, unemployment and housing starts, form an important part of the assumptions on which our targets are based. The extent to which these estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

	Economic growth			Unemployment			Housing starts
	(Percentage points)			(Percentage points)			(000s of units)
	Estimated gross domestic product (GDP) growth rate		Our estimated GDP growth rates[1]	Unemployment rates		Our estimated annual unemploy- ment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]
				For the month of			For the month of
				March	March		March	March
	2021		2021	2021[3]	2020[3]	2021	2021	2020	2021
Canada	6.5	[4]	5.9	7.5	7.8	7.7	335	195	232
B.C.	4.4	[5]	5.7	6.9	7.2	6.7	71	35	39
Alberta	4.8	[5]	5.6	9.1	8.7	9.6	29	33	28
Ontario	4.0	[5]	5.7	7.5	7.6	8.0	131	67	82
Quebec	4.2	[5]	5.8	6.4	8.1	6.9	84	46	60

[1]	Assumptions are as of April 12, 2021 and are based on a composite of estimates from Canadian banks and other sources.
[2]	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
[3]	Source: Statistics Canada Labour Force Survey, March 2021 and March 2020, respectively.
[4]	Source: Bank of Canada Monetary Policy Report, April 2021.
[5]	Source: British Columbia Ministry of Finance, Budget and fiscal plan 2021/22 – 2023/24, April 20, 2021; Alberta Ministry of Treasury Board and Finance, 2021 – 24 Fiscal Plan, February 25, 2021; Ontario Ministry of Finance, 2021 Ontario Budget, March 2021; and Ministere des Finances du Quebec, Budget 2021 – 2022, March 2021, respectively.

1.3 Consolidated highlights

TELUS International IPO

On February 5, 2021, TELUS Corporation and TELUS International, our digitally-led customer experiences (DLCX) subsidiary, announced the closing of the upsized TELUS International initial public offering (IPO) of 42.55 million TI Subordinate Voting Shares at a price of US$25.00 per share, which included 5.55 million TI Subordinate Voting Shares purchased upon the full exercise of the underwriters’ over-allotment option to purchase additional TI Subordinate Voting Shares from TELUS Corporation and Baring Private Equity Asia (Baring), the selling shareholders. The offering generated aggregate gross proceeds to TELUS International, TELUS Corporation and Baring of approximately $1.4 billion (US$1.1 billion), including the exercise of the over-allotment option in full. The net proceeds to TELUS International totalled approximately $0.6 billion (US$0.5 billion), which were used to repay outstanding borrowings under its revolving credit facilities. TELUS International did not receive any proceeds from the TI Subordinate Voting Shares sold by the selling shareholders. The TI Subordinate Voting Shares began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) on February 3, 2021 under the ticker “TIXT”. The offering represented the largest tech IPO in TSX history and the fifth largest by proceeds raised. TELUS International’s initial market capitalization of $8.5 billion at the time of its IPO surpassed TELUS’ market capitalization in 2000. With its differentiated portfolio of integrated digital IT and customer experience (CX) solutions spanning the design, build and deliver lifecycle, TELUS International has a strategic position in the digital transformation ecosystem and is poised to benefit from the acceleration of digital adoption across various sectors of the global economy.

Strategic alliance with Google

On February 9, 2021, we announced a strategic alliance with Google Cloud to co-innovate on new services and solutions that support digital transformation within key industries, including communications technology, healthcare, agriculture, security and connected home. The 10-year collaboration is intended to accelerate our IT and network modernization initiatives, enabling further operational agility and supporting improved customer experiences.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Equity offering

On March 25, 2021, we announced an equity offering pursuant to which a syndicate of underwriters agreed to purchase from TELUS, on a bought deal basis, and sell to the public, 51 million common shares of TELUS Corporation (Common Shares) at a price of $25.35 per Common Share for gross proceeds of approximately $1.3 billion. On March 31, 2021, we announced the closing of the offering. Proceeds will be used to capitalize on a unique strategic opportunity to accelerate our broadband capital investment program over the 2021 and 2022 time periods, including substantial advancement of the build-out of our TELUS PureFibre infrastructure in Alberta, B.C. and Eastern Quebec, as well as an accelerated roll-out of our 5G network. These planned accelerated capital investments are over and above our previous capital expenditures target originally announced on February 11, 2021.

Long-term debt issue

On March 29, 2021, we announced an offering of $500 million of senior unsecured 4.10% Notes, Series CAE, which was issued on April 5, 2021 and will mature on April 5, 2051. The net proceeds from this offering will be used to fund the repayment of upon maturity of the Series 3, 10.65% debentures of TELUS Communications Inc. due June 2021, the repayment of commercial paper, and for general corporate purposes.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Consolidated highlights

Three-month periods ended March 31 ($ millions, except footnotes and unless noted otherwise)	2021	2020	Change
Consolidated statements of income
Operating revenues and other income	4,024	3,694	8.9%
Operating income	672	684	(1.8)%
Income before income taxes	465	492	(5.5)%
Net income	333	353	(5.7)%
Net income attributable to Common Shares	331	350	(5.4)%
Adjusted Net income[1]	359	400	(10.3)%

Earnings per share (EPS) ($)
Basic EPS	0.25	0.28	(10.7)%
Adjusted basic EPS[1]	0.27	0.32	(15.6)%
Diluted EPS	0.25	0.28	(10.7)%
Dividends declared per Common Share ($)	0.3112	0.29125	6.8%

Basic weighted-average Common Shares outstanding (millions)	1,298	1,248	4.0%
Consolidated statements of cash flows
Cash provided by operating activities	939	1,177	(20.2)%

Cash used by investing activities	(1,153)	(1,959)	(41.1)%
Acquisitions	(137)	(1,104)	(87.6)%
Capital expenditures[2]	(685)	(665)	3.0%

Cash provided by financing activities	1,269	1,305	(2.8)%
Other highlights
Subscriber connections[3] (thousands)	16,072	15,241	5.5%
Earnings before interest, income taxes, depreciation and amortization (EBITDA)[1]	1,461	1,409	3.7%
EBITDA margin[1] (%)	36.3	38.1	(1.8	) pts.
Restructuring and other costs[1]	41	60	(31.7)%
Adjusted EBITDA[1,4]	1,503	1,475	1.9%
Adjusted EBITDA margin[1] (%)	37.4	39.9	(2.5	) pts.
Free cash flow[1]	321	545	(41.1)%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.15	3.13	0.02

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

[1]	These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.

[2]	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

[3]	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 security subscribers as a result of a business acquisition. Effective January 1, 2021 with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (average billing per subscriber per month (ABPU) / average revenue per subscriber per month (ARPU) and churn). Effective January 1, 2021 on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.

[4]	Adjusted EBITDA excludes restructuring and other costs (see Section 11.1 for restructuring and other costs amounts), other equity losses related to real estate joint ventures, as well as retirement of a provision arising from business acquisition-related written put options within DLCX.

Operating highlights

•	Consolidated Operating revenues and other income increased by $330 million in the first quarter of 2021.

Service revenues increased by $257 million in the first quarter of 2021, due to growth in Digitally-led customer experiences – TELUS International (DLCX) segment revenues from business acquisitions and expanded services; increased fixed data services revenues from expanded services and subscriber base growth; and growth in our mobile subscriber base, partly offset by the impacts of the COVID-19 pandemic in our TELUS technology solutions (TTech) segment.

Equipment revenues increased by $102 million in the first quarter of 2021, reflecting higher handset upgrade volumes and a greater sales mix of higher-value smartphones.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Other income decreased by $29 million in the first quarter of 2021, largely related to the non-recurrence of the comparative period’s decrease of a provision arising from business acquisition-related written put options within DLCX.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

•	Operating income decreased by $12 million in the first quarter of 2021, driven by increased depreciation and amortization, the non-recurrence of the comparative period’s decrease of a provision related to written put options to acquire the remaining non-controlling interest of an acquired subsidiary, the lingering impacts of the COVID-19 pandemic, lower legacy fixed voice and legacy fixed data services, and higher employee benefits expense. These impacts were partially offset by growth in fixed data service margins resulting from subscriber base growth and expanded services; growth in our mobile subscriber base and mobile equipment margins; growth from business acquisitions (net of associated support costs); an increased contribution from our DLCX segment; and enhanced cost efficiency programs. (See Section 5.3 Consolidated operations for additional details.)

EBITDA, which includes restructuring and other costs and other equity losses related to real estate joint ventures, increased by $52 million or 3.7% in the first quarter of 2021.

Adjusted EBITDA, which excludes restructuring and other costs and other equity losses related to real estate joint ventures, increased by $28 million or 1.9% in the first quarter of 2021, reflecting the drivers mentioned in the Operating income discussion above, excluding increased depreciation and amortization. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes decreased by $27 million in the first quarter of 2021 as a result of lower Operating income, as noted above, and increased Financing costs. The increase in Financing costs resulted from the cessation of capitalized long-term debt interest costs for spectrum licences that are now being deployed and higher average long-term debt outstanding, in part attributable to business acquisitions. (See Financing costs in Section 5.3.)

•	Income tax expense decreased by $7 million in the first quarter of 2021. The effective income tax rate increased from 28.3% to 28.5%.

•	Net income attributable to Common Shares decreased by $19 million in the first quarter of 2021, resulting from the after-tax impacts of lower Operating income and higher Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments and other equity losses related to real estate joint ventures. Adjusted Net income decreased by $41 million or 10.3% in the first quarter of 2021.

Reconciliation of adjusted Net income

Three-month periods ended March 31 ($ millions)	2021	2020	Change
Net income attributable to Common Shares	331	350	(19)
Add (deduct):
Restructuring and other costs, after income taxes	27	47	(20)
Income tax-related adjustments	—	(3)	3
Other equity losses related to real estate joint ventures	1	6	(5)
Adjusted Net income	359	400	(41)

•	Basic EPS decreased by $0.03 or 10.7% in the first quarter of 2021 as a result of the after-tax impacts of lower Operating income and higher Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments and other equity losses related to real estate joint ventures. Adjusted basic EPS decreased by $0.05 or 15.6% in the first quarter of 2021.

Reconciliation of adjusted basic EPS

Three-month periods ended March 31 ($)	2021	2020	Change
Basic EPS	0.25	0.28	(0.03)
Add:
Restructuring and other costs, after income taxes, per share	0.02	0.04	(0.02)
Adjusted basic EPS	0.27	0.32	(0.05)

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

•	Dividends declared per Common Share were $0.3112 in the first quarter of 2021, reflecting an increase of 6.8% from one year earlier. On May 6, 2021, the Board declared a second quarter dividend of $0.3162 per share on our issued and outstanding Common Shares, payable on July 2, 2021, to shareholders of record at the close of business on June 10, 2021. The second quarter dividend increased by $0.02495 per share or 8.6% from the $0.29125 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

•	During the 12-month period ending on March 31, 2021, our total subscriber connections increased by 831,000. This reflected an increase of 3.3% in mobile phone subscribers, 17.1% in connected device subscribers, 7.4% in internet subscribers, 5.0% in TV subscribers and 16.2% in security subscribers, partly offset by a decline of 3.1% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities decreased by $238 million in the first quarter of 2021. This decrease was largely attributable to other working capital changes, and increased income tax and spectrum licence payments as a portion of the tax instalments and spectrum licence payments in the first quarter of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses as well as increased income tax payments for newly acquired companies. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities decreased by $806 million in the first quarter of 2021, primarily attributable to decreased acquisitions. Acquisitions decreased by $967 million in the first quarter of 2021, as we made larger cash payments for business acquisitions in the first quarter of 2020, primarily Competence Call Center (CCC). Capital expenditures increased by $20 million in the first quarter of 2021 due to increased investments in our 5G network, the accelerated purchase of equipment and higher capital expenditures to support subscriber growth, and accelerated investments to increase system capacity and reliability (See Section 7.3 Cash used by investing activities.)

•	Cash provided by financing activities decreased by $36 million in the first quarter of 2021. Net cash proceeds from the TI IPO were used to reduce TI credit facility indebtedness. Additionally, the proceeds from our equity issue in the first quarter of 2021 were lower than the proceeds from our equity issue in the first quarter of 2020 as we issued approximately 6 million fewer Common Shares in the equity issue in the first quarter of 2021. (See Section 7.4 Cash provided by financing activities.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.15 times at March 31, 2021, up from 3.13 times at March 31, 2020, as the increase in net debt, partly attributable to business acquisitions, exceeded the effect of the increase in EBITDA – excluding restructuring and other costs as the COVID-19 pandemic impacts reduced EBITDA. As at March 31, 2021, business acquisitions over the past 12 months increased the ratio by approximately 0.37 and the acquisition of spectrum licences increased the ratio by approximately 0.21. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•	Free cash flow decreased by $224 million in the first quarter of 2021, resulting primarily from: increased income tax and spectrum licence payments, as a portion of the tax instalments and spectrum licence payments in the first quarter of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses as well as increased income tax payments for newly acquired companies; the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program; higher lease principal payments; higher restructuring and other costs disbursements; higher interest paid; and higher capital expenditures. These factors were partly offset by higher EBITDA. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2020 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

3.	Corporate priorities for 2021

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2021 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

•	In March 2021, the Commission for Complaints for Telecom-television Services (CCTS) issued its mid-year report for the period ended August 1, 2020 to January 31, 2021, and TELUS was again the subject of the fewest customer complaints among national carriers with 646 accepted complaints, while Koodo® was again the subject of the fewest complaints among the national flanker brands with 381 accepted complaints. Total industry complaints increased year-over-year by 6%. As a comparison, TELUS and Public Mobile each saw year-over-year reductions in the total customer complaints accepted by the CCTS of (7)% and (17)%, respectively, while Koodo saw an increase of 21%. Further analysis completed by TD Securities to normalize CCTS complaints across major carriers identified that TELUS has the fewest complaints per thousand subscribers across all telecoms, at 0.8 complaints per thousand customers.

•	As the global leader in social capitalism, we are evolving our brand promise to “let’s make the future friendly.” By placing an invitation at the heart of our new brand promise, we are inviting all Canadians to join us in partnership to shape and create remarkable human outcomes together. We will ensure every connection is a promise to help create a better future for Canadians.

•	In January 2021, we were named to the Corporate Knights 2021 Global 100 Most Sustainable Corporations in the World for the ninth time since inception of the recognition in 2005.

•	Throughout the first quarter of 2021, we continued to leverage our Connecting for Good® programs to support marginalized Canadians through the global pandemic and also expanded program eligibility to support those who need it most.

○	In 2020, we expanded our Mobility for Good® program nationally to all youth aging out of foster care and to over 2.2 million low-income seniors across Canada who are receiving the guaranteed income supplement. The program provides subsidized mobile rate plans enabling them stay in touch with loved ones, maintain vital support networks and access important resources and information. Through both the youth and seniors programs, we added over 3,100 Canadians in the first quarter of 2021. Across our broader Mobility for Good program, close to 24,000 marginalized individuals have benefitted since we launched the program.

○	In January 2021, we expanded our Health for Good program® and launched two new mobile health clinics, powered by TELUS Health. Our new Parkdale Queen West clinic provides essential primary health services for marginalized populations in Toronto’s midwest neighbourhoods and our new Kílala Lelum clinic provides primary healthcare and Indigenous Elder-led cultural care to the underserved citizens of Vancouver’s downtown eastside.

○	During the first quarter of 2021, our 13 mobile health clinics, operating in 11 communities across Canada, supported close to 9,000 patient visits, resulting in over 58,000 cumulative visits since the inception of our Health for Good™ program.

▪	Most mobile clinics are directly supporting COVID-19 pandemic response efforts and, in the first quarter of 2021, five of our 13 clinics also began providing vaccines. In total this quarter, we completed 5,000 assessments and over 500 vaccinations.

▪	Since the start of the pandemic, our clinics have provided 18,000 COVID-19 assessments.

○	We added 4,500 new households to our Internet for Good® program this quarter, now resulting in 95,000 low-income family members and persons with disabilities benefiting from low-cost internet since the launch of the program.

•	We continued to evolve our TELUS Wise® program during the first quarter of 2021 to build digital literacy and safety in our connected world.

○	Approximately 62,000 Canadians participated in our online education workshops this quarter, including 47,000 youth attendees at our TELUS Be Brave #EndBullying online event. This event was held in support of Pink Shirt Day on February 24, 2021, a day in which citizens are encouraged to wear pink to take a stand against bullying, in partnership with the Calgary Hitmen.

•	In February 2021, we were named Canada’s Most Respected Mobile Service Provider by Canadians in Canada’s Most Respected Corporation Awards program, ranking first out of 22 mobile service providers. The award was based on our reputation across customer service excellence, team culture, contribution to communities, diversity and inclusion efforts, and overall brand trust.

•	In February 2021, we introduced our newest TELUS Resource Group, REACH, to advance diverse representation in decision-making and to shine light on systemic issues that disproportionately and uniquely affect the Black community. Together with REACH, we will continue to amplify the voices of marginalized communities by providing resources, offering education, driving action, increasing communication and celebrating the heritage of Black team members, as we reach every team member, ensuring dialogue, partnership and growth.

•	During the first quarter of 2021, we announced that we were inducted into the Business Continuity Institute (BCI) Hall of Fame, an honour awarded to organizations worldwide that are consistently the best in an award category, winning three or more awards in the same category. In recognition of our emergency response and going above and beyond to help our communities, we won three BCI awards in the Most Effective Recovery category for our work that helped thousands of displaced Albertans stay connected with their families and find safety after the 2013 Southern Alberta floods, the 2016 Fort McMurray wildfires and the 2019 Northern Alberta wildfires.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

•	In March 2021, we were named one of Canada’s Best Diversity Employers (2021) by Mediacorp Canada Inc.

•	The TELUS Friendly Future Foundation™ and Community Boards are directing all 2021 support to charitable initiatives helping vulnerable populations through the pandemic and recovery process. Year to date, the Foundation has approved $1.3 million in Community Board grants to 94 charitable projects. In March, in partnership with the Foundation, TELUS launched an “In their Honour” campaign which raised funds to support charitable causes that assist communities most impacted by the pandemic and help vulnerable populations.

•	During the first quarter of 2021, we announced a TELUS Pollinator Fund for Good™ investment in Raven Capital’s inaugural Indigenous Impact Fund. Together, we will ensure greater opportunities for Indigenous businesses and entrepreneurs, while helping to bridge the socio-economic digital divide experienced by Indigenous Peoples and communities.

•	In April 2021, Mobile Klinik launched onsite repair units, a van service that offers consumers and businesses nationwide the convenience of professional smartphone and tablet repair at the location of their choice.

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

•	In U.K.-based Opensignal’s Mobile Network Experience Canada report released in February 2021, we were recognized as being number one for Video Experience, Voice App Experience, Download Speed Experience and Upload Speed Experience, and we tied for number one in 4G Availability, 4G Coverage Experience and Games Experience. This latest achievement marks the ninth consecutive time an aspect of our mobile network, including download speed experience, has earned top spot from Opensignal. Additionally, in Opensignal’s Canada 5G User Experience Report released in April 2021, we tied for first in 5G Download Speed, 5G Video Experience, 5G Upload Speed, 5G Availability, 5G Voice App Experience and 5G Reach.

•	We won two Speedtest Awards from U.S.-based Ookla for Canada’s Fastest Mobile Network and Canada’s Best Mobile Coverage for Q3-Q4 2020 for the seventh consecutive time and the fourth consecutive time, respectively.

•	In Canada-based Tutela’s report entitled Canada: State of Mobile Experience March 2021, we were awarded two of the national awards for Excellent Consistent Quality and Core Consistent Quality, and tied for Download Throughput and Coverage, based on data from September 1, 2020 to February 28, 2021. As such, Tutela named us the best mobile experience provider in Canada.

•	In January 2021, we expanded our relationship with RingCentral, Inc., a leading provider of global enterprise cloud communications, video meetings, collaboration and contact centre solutions. We will work together to enable Canadian small businesses to easily transition their legacy phone systems to the cloud via TELUS Business Connect®, an all-in-one communications solution for message, video and phone.

•	In February 2021, we launched TELUS Global Connect, enabling our customers to customize and manage Internet of Things (IoT) device connectivity on cellular networks around the globe. The launch of TELUS Global Connect is part of a growing relationship between TELUS and Eseye, a pioneer of IoT connectivity management solutions, providing businesses with seamless cellular IoT connectivity to 700 mobile networks across 190 countries.

•	In February 2021, we announced the completed deployment of TELUS 4G LTE technology in 14 isolated communities in Quebec’s Lower North Shore region, nearly one year ahead of the targeted completion date. For the first time ever, the 2,000 households have access to high-speed internet and mobile phone service, and can browse the internet at speeds similar to those living in urban areas.

•	In February 2021, we announced a relationship with Worldplay Communications, a global Software as a Service (SaaS) company and leader in video management to offer Canadian businesses, non-profit organizations and consumers a new way to stay virtually connected. Consumers will have the ability to stream live events online and through the Optik TV® platform, including community events, cultural or faith-based services and local sporting events, while businesses can evolve the delivery of virtual conferences, connect through secure video solutions, and create branded content pages where they can engage with their partners and customers.

•	In March 2021, we announced a five-year partnership with the University of Alberta (U of A) to establish a 5G Living Lab at the U of A campus to advance research and development of innovative technologies. The $15 million investment will enhance U of A’s innovation and commercialization capacity in areas of strength, starting with precision agriculture and autonomous vehicle systems.

•	In April 2021, we announced that we will invest in the Mékinac and des Chenaux regional county municipalities in Quebec in 2021 to accelerate the deployment of our TELUS PureFibre and 5G networks.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture to build assets of consequence

•	During the ongoing COVID-19 pandemic, our TELUS Health Virtual Care solutions (including Akira by TELUS Health, our recently acquired EQ Care and Babylon by TELUS Health) have benefited from significant adoption. These solutions have helped Canadians stay safe at home and avoid higher-risk environments such as clinics and emergency rooms wherever possible and, in turn, freed up healthcare system capacity to respond to the pandemic. Our TELUS Health Virtual Care solutions provide millions of Canadians with the opportunity to seek primary care and mental healthcare, virtually, across the country.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

•	Our LivingWell Companion™ personal emergency response service (PERS) continues to support the health and well-being of seniors across Canada. With COVID-19 disproportionately impacting the elderly, LivingWell Companion helps seniors stay connected to emergency support and offers a remote caregiving solution to those who may be unable to physically support their elderly loved ones.

•	Throughout the pandemic, the TELUS Healthy Living Network® has been providing Optik TV customers with informative and compelling content related to COVID-19 prevention and well-being, and helping them to stay active and healthy at home with leading fitness, yoga, nutrition and mental health content available for free, rent or to own. In the fourth quarter of 2020, we announced a global-first partnership with Calm to offer leading mental health content on the TELUS Healthy Living Network, providing support to Canadians as they deal with the stresses brought on by the pandemic. We offer free content for all Optik TV and Pik TV® subscribers, as well as additional premium content via our Calm Optik TV theme pack, which includes guided meditations, breathing exercises and Calm’s Sleep Stories (bedtime stories for adults). We are Calm’s only Canadian telecom partner, and the first to bring Calm’s content to a TV service and offer subscriptions through redemptions of TELUS Rewards® loyalty points.

•	In the early part of the second quarter of 2020, TELUS Health began enabling Canadian clinicians to conduct virtual visits with their patients by integrating patient videoconferencing into its electronic medical records (EMR) across Canada. This feature allows clinicians to virtually support their own roster of patients, while maintaining continuity of care and fully up-to-date health records. As of March 31, 2021, almost 330,000 consultations had been conducted through the TELUS EMR Virtual Visit solution since launch.

•	TELUS Health Virtual Care (via our EQ Care solution, which was acquired by TELUS Health in the fourth quarter of 2020), launched LifeJourney™ in February 2021, an integrated virtual health and wellness platform for modern Canadian workplaces. LifeJourney evolves Employee Assistance Programs (EAPs) into a single convenient and collaborative access point. It also ensures dedicated Care Advocates are available to provide personalized, virtual care-centric care plans to Canadian employees.

•	In February 2021, the province of Prince Edward Island announced it had selected TELUS Health as the provincial EMR provider.

•	In March 2021, TELUS Health announced the next advancement in the digital integration of its employer-focused virtual care service, Akira by TELUS Health, with its own EMRs used by more than 30,000 clinicians across Canada, and with Ontario’s Health Report Manager, the provincial report delivery system. This integration means that more informed primary care can be provided as critical patient health information is delivered seamlessly into one medical chart so patients using this virtual care platform through their employee benefits program will effectively receive better continuity of care.

•	During the quarter, TELUS Agriculture launched its TELUS Agriculture Weather Stations solution, which localizes weather information to the field level and supports the targeted application of inputs. Real-time weather data can elevate business decisions, for example, when it is optimal to irrigate and spray, as well as boost efficiency such as by preventing unnecessary trips to fields. Our agriculture business is helping to improve the lives of our fellow citizens and creating meaningful outcomes for people around the world as we digitally transform, protect and improve the global food system by leveraging our technology innovation, artificial intelligence and human compassion.

•	In March 2021, Olds College located in Olds, Alberta announced that TELUS Agriculture was selected as the Olds College 2021 Partner of the Year. The Olds College Smart Farm, a partnership between Olds College and TELUS Agriculture, has been testing innovations such as security solutions, weather stations, field sensors and rural connectivity solutions and is expected to provide live testing for our 5G network in the near future.

Scaling our innovative digital capabilities in TELUS International to build an asset of consequence

•	As noted in Section 1.3, in February 2021, TI successfully completed its initial public offering (IPO), further positioning the organization for continued growth.

•	On February 23, 2021, TI released its fiscal 2020 financial results, posting strong revenue, profitability and cash flow growth. TI also announced the expansion of its Google Cloud strategic partnership to drive enterprise digital transformation, due to growth and customer demand for Google Cloud solutions and technology, while deepening TI’s successful 10-year relationship with Google.

•	On March 2, 2021, TI announced the final completion of the December 31, 2020 closing of its previously announced acquisition of 100% interest in Lionbridge AI, following the clearance of the acquisition by the Committee of Foreign Investment in the United States (CFIUS). Lionbridge AI is one of only two globally scaled, managed AI training data and data annotation services and platform providers in the world.

•	TELUS International’s achievements continue to be recognized by clients and in the industry. In the first quarter of 2021, TI was ranked a Leader in the NelsonHall Social Media CX Services NEAT vendor assessment for content moderation and trust and safety, online reputation management, and customer care and sales. Gartner named TI as the top Challenger on the customer service (CS) business process outsourcing (BPO) Magic Quadrant for the execution and delivery of digital capabilities and extensive domain knowledge to support customer experience. Additionally, for the fifth year in a row, the International Association of Outsourcing Professionals included TI on its Global Outsourcing 100 list 2021, highlighting, among many other items, TI’s programs for innovation and corporate social responsibility.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2020 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

Since mid-2013, we have invested more than $5.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions, including transactions in the first quarter of 2021 where we acquired 3500 MHz spectrum and obtained the use of AWS-4 spectrum licences from the original licensees. This investment has more than doubled our national spectrum holdings in support of our top priority to put customers first. Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G, and we have responded by investing to extend our coverage and expand the capacity of our leading network quality to support the additional data consumption and growth in our mobile subscriber base in a geographically diverse country. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at March 31, 2021, our 4G LTE technology covered 99% of Canada’s population, consistent with March 31, 2020. We have continued to invest in the roll-out of our LTE advanced technology, which covered 96% of Canada’s population at March 31, 2021, up approximately 3% from one year before. Furthermore, our 5G network, launched in the second quarter of 2020, covered over 28% of Canada’s population at March 31, 2021.

We are continuing to invest in our urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment as referenced above. Our home and business security integrates safety and security monitoring with smart devices.

As at March 31, 2021, over 2.5 million households and businesses in B.C., Alberta and Eastern Quebec were covered with fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology. This is up from approximately 2.3 million households and businesses in the first quarter of 2020.

We offer a variety of healthcare solutions and services including virtual care, virtual pharmacy, electronic medical records (EMR), pharmacy management systems, claims management solutions, personal health records, remote patient monitoring, personal emergency response services, mental health support, comprehensive primary care and employee wellness, and curation of health content for Canadians.

Our smart food-chain technology solutions include farm management, precision agronomy, feedlot health management, application programming interface (API) and application integration services, compliance management, food traceability and quality assurance, supply chain management, data management solutions and software solutions for trade promotion management and retail execution.

Digitally-led customer experiences – TELUS International (DLCX)

Our DLCX segment offers services that support the full lifecycle of our clients’ digital transformation journeys. We enable our clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. The solutions and services offered are relevant across multiple markets, including information technology (IT) services for digital transformation of customer experience systems and digital customer experience management.

Our DLCX segment has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our DLCX teams and ability to seamlessly shift interactions between physical and digital channels enables our DLCX teams to tailor our delivery strategy to clients’ evolving needs.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and Short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid programs (if and when implemented), issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including our net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the common shares of TELUS Corporation (Common Shares) under our multi-year dividend growth program

•      In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7% to 10% from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60% to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2022. (See Caution regarding forward-looking statements – Ability to sustain our dividend growth program through 2022 and Section 10.13 Financing, debt and dividends in our 2020 annual MD&A.)

•      On May 6, 2021, the Board elected to declare a second quarter dividend of $0.3162 per share, payable on July 2, 2021, to shareholders of record at the close of business on June 10, 2021. The second quarter dividend for 2021 reflects a cumulative increase of $0.02495 per share or 8.6% from the $0.29125 per share dividend declared one year earlier.

•      Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the first quarter of 2021, our DRISP plan trustee acquired from Treasury approximately 7 million dividend reinvestment Common Shares for $152 million. For the dividends paid on April 1, 2021, the DRISP participation rate, calculated as the DRISP investment of $153 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 38%.

•      TELUS International intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business. As such, TELUS International does not intend to declare or pay cash dividends on its equity shares in the foreseeable future.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•      Our issued and outstanding commercial paper was $918 million at March 31, 2021, all of which was denominated in U.S. dollars (US$730 million), compared to $731 million (US$574 million) at December 31, 2020, and $459 million (US$323 million) at March 31, 2020.

•      Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TELUS International (Cda) Inc. credit facility (TI credit facility) were US$939 million at March 31, 2021, compared to US$1,428 million at December 31, 2020, and US$913 million at March 31, 2020. The TI credit facility is non-recourse to TELUS Corporation.

•      Proceeds from securitized trade receivables were $100 million at March 31, 2021, unchanged from December 31, 2020 and March 31, 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Report on financing and capital structure management plans

Maintain compliance with financial objectives

•      Maintain investment grade credit ratings in the range of BBB+ or the equivalent – On May 7, 2021, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•      Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at March 31, 2021, this ratio was 3.15 times, outside of the objective range, primarily due to the reduction of EBITDA caused by the COVID-19 pandemic, as well as business acquisitions and the acquisition of spectrum licences. Given the cash demands of the 2019 600 MHz and upcoming spectrum auctions and the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming 2021, 2022 and 2023 spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•      Common Share dividend payout ratio of 60% to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio we present in this MD&A is a historical measure utilizing the most recent four quarters of dividends declared, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at March 31, 2021, the ratio was 80%, outside of the objective range, primarily due to the reduction of EBITDA caused by the pandemic. (See Section 7.5 Liquidity and capital resource measures.)

•      Generally maintain a minimum of $1 billion in available liquidity – As at March 31, 2021, our available liquidity on a consolidated basis was over $3.6 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average billing per subscriber per month (ABPU) and mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue, in particular given uncertainty with regard to the COVID-19 pandemic and associated economic impacts. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our Chief Executive Officer (CEO) (our chief operating decision-maker). Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020; commencing with the three-month period ended March 31, 2021, we have now transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO.

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart food-chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

The Digitally-led customer experiences – TELUS International (DLCX) segment is comprised of digital customer experience and digital-enablement transformation, including artificial intelligence and content management solutions, provided by TELUS International.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2
Operating revenues and other income	4,024	4,060	3,981	3,728	3,694	3,858	3,697	3,597
Operating expenses
Goods and services purchased[1]	1,548	1,766	1,632	1,458	1,412	1,681	1,502	1,466
Employee benefits expense[1]	1,015	958	959	911	873	809	761	758
Depreciation and amortization	789	789	773	725	725	678	649	633
Total operating expenses	3,352	3,513	3,364	3,094	3,010	3,168	2,912	2,857
Operating income	672	547	617	634	684	690	785	740
Financing costs before long-term debt prepayment premium	207	190	187	184	192	175	173	189
Long-term debt prepayment premium	—	—	—	18	—	—	28	—
Income before income taxes	465	357	430	432	492	515	584	551
Income taxes	132	86	109	117	139	136	144	31
Net income	333	271	321	315	353	379	440	520
Net income attributable to Common Shares	331	260	307	290	350	368	433	517
Net income per Common Share:
Basic earnings per share (EPS)	0.25	0.20	0.24	0.23	0.28	0.30	0.36	0.43
Adjusted basic EPS[2]	0.27	0.22	0.28	0.25	0.32	0.32	0.39	0.35
Diluted EPS	0.25	0.20	0.24	0.23	0.23	0.30	0.36	0.43
Dividends declared per Common Share	0.3112	0.3112	0.29125	0.29125	0.29125	0.29125	0.28125	0.28125
Additional information:
EBITDA[2]	1,461	1,336	1,390	1,359	1,409	1,368	1,434	1,373
Restructuring and other costs[2]	41	71	58	70	60	40	29	29
Other equity losses related to real estate joint ventures	1	2	8	3	6	5	—	—
Retirement of a provision arising from business acquisition-related written put options within DLCX	—	—	—	71	—	—	—	—
Adjusted EBITDA[2]	1,503	1,409	1,456	1,361	1,475	1,413	1,463	1,402
Cash provided by operating activities	939	1,033	902	1,462	1,177	829	1,148	1,160
Free cash flow[2]	321	218	161	511	545	135	320	324

[1]	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

[2]	See Section 11.1 Non-GAAP and other financial measures.

Trends

COVID-19 was characterized as a pandemic in March 2020 and has had significant impacts on our business. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the pandemic prevents us and our customers from operating in the normal course of business in certain areas until at least the second half of 2021.

The trend of year-over-year increases in consolidated revenue reflects TTech growth, including: (i) fixed data services growth in internet and third wave data services revenues, TV revenues, home and business security revenues, smart food-chain technology revenues, and other advanced application offerings; (ii) mobile network revenue generated from growth in our subscriber base, largely reduced by COVID-19 pandemic impacts such as lower roaming revenue related to travel restrictions; and (iii) certain health revenues; all being partly offset by declining equipment revenue growth, as well as COVID-19 pandemic impacts such as the temporary closure of TELUS Health Care Centres and the centres being unable to offer their full suite of core services upon re-opening, and business customers faced with reduced and/or closed operations. Year-over-year increases in consolidated revenue also reflects growth in DLCX revenue from a combination of business acquisitions, including Competence Call Center (CCC) on January 31, 2020 and Lionbridge AI on December 31, 2020, and organic external customer growth.

Increased internet and third wave data services and TV service revenues are being generated by subscriber growth and higher internet revenue per customer. There has also been increased customer adoption of our home and business security services and smart food-chain technology. For additional information on mobile and fixed revenue and subscriber trends, see Section 5.4 TELUS technology solutions segment.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

The trend of year-over-year increases in Goods and services purchased reflects increases in administrative and other expenses to support growth in our DLCX business, our subscriber base and business acquisitions; higher mobile equipment expenses associated with higher-value smartphones in the sales mix, partly offset by a general decrease in new mobile contracts; and increased fixed data product costs of sales associated with a growing subscriber base. Lionbridge AI utilizes contracted labour in servicing its customers as compared to solely utilizing employees and therefore these contracted services are expected to contribute to year-over-year increases in Goods and services purchased throughout 2021.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees related to business acquisitions, including those supporting the growth of DLCX revenue, health offerings, smart food-chain technology business and our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related in part to absorbed vacancies. We experienced year-over-year increases in net Employee benefits expense in the first quarter of 2021 and through most of 2020 related to April 2020 compensation program increases. Additionally, we expect year-over-year increases in net Employee benefits expense related to April 2021 compensation program increases.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to capital assets acquired in business acquisitions; growth in capital assets, in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and enhanced LTE technology coverage; and growth in internet, TV and security subscriber loading. The investments in our fibre-optic technology also support our technology strategy to improve coverage and capacity, which helped us prepare for a more efficient and timely evolution to 5G as we launched the first wave of our 5G network in June 2020.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in spectrum, fibre and mobile technology, as well as our business acquisitions. Financing costs include a long-term debt prepayment premium of $18 million in the second quarter of 2020 and $28 million in the third quarter of 2019. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz spectrum auction, which we commenced deploying into our existing network in 2021. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted changes in income tax and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has reflected trends in Net income.

The general trend of year-over-year increases in Cash provided by operating activities reflects higher EBITDA with the exception of pandemic effects and other operating working capital changes, partly offset by higher interest payments arising from increases in debt outstanding and year-over-year variations in fixed-term interest rates. The general trend of year-over-year increases in free cash flow reflects the factors affecting Cash provided by operating activities, except that accounting policies that do not impact cash (IFRS 15 and IFRS 16) do not affect the determination of free cash flow. For further discussion of these trends, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Operating revenues and other income

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Operating revenues
Service	3,502	3,245	7.9%
Equipment	520	418	24.4%
Operating revenues (arising from contracts with customers)	4,022	3,663	9.8%
Other income	2	31	(93.5)%
Operating revenues and other income	4,024	3,694	8.9%

Consolidated Operating revenues and other income increased by $330 million in the first quarter of 2021.

•	Service revenues increased by $257 million in the first quarter of 2021, reflecting growth in DLCX operating revenues resulting from business acquisitions and expanded services; increased fixed data services revenues from expanded services and subscriber base growth; and growth in our mobile subscriber base. This was partly offset by impacts of the COVID-19 pandemic in the TTech segment including reduced roaming related to travel restrictions, and continued declines in legacy fixed voice and legacy fixed data service revenues, as well as strengthening of the Canadian dollar compared to the U.S. dollar, which mainly impacted the DLCX segment.

•	Equipment revenues increased by $102 million in the first quarter of 2021, reflecting higher handset upgrade volumes, as handset upgrades were significantly impacted by the pandemic in the first quarter of 2020, and a greater sales mix of higher-value smartphones. Handset upgrade volumes increased as a result of the successful execution of our customers first initiatives, including the enhanced capabilities of our digital footprint, and suppressed handset upgrade volumes throughout 2020 manifesting in increased demand in the first quarter of 2021.

•	Other income decreased by $29 million in the first quarter of 2021, largely related to the non-recurrence of the comparative period’s decrease of a provision arising from business acquisition-related written put options to acquire the remaining non-controlling interest of an acquired subsidiary, Xavient Information Systems (Xavient), which was settled in the second quarter of 2020.

Operating expenses

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Goods and services purchased	1,548	1,412	9.6%
Employee benefits expense	1,015	873	16.3%
Depreciation	524	523	0.2%
Amortization of intangible assets	265	202	31.2%
Operating expenses	3,352	3,010	11.4%

Consolidated operating expenses increased by $342 million in the first quarter of 2021.

•	Goods and services purchased increased by $136 million in the first quarter of 2021, due to higher product costs in supporting our higher handset upgrades and growth in subscriber bases, higher operating and administrative costs associated with business acquisitions and organic DLCX revenue growth, growth in business operations related to scaling of our digital capabilities, and higher non-labour restructuring and other costs related to business acquisitions. These increases were partly offset by enhanced cost-savings initiatives in response to the economic impacts of the COVID-19 pandemic and lower roaming expenses from the pandemic-induced decrease in customer travel.

•	Employee benefits expense increased by $142 million in the first quarter of 2021, largely due to higher compensation and benefit costs resulting from an increase in the number of employees related to business acquisitions and compensation rate increases committed prior to the declaration of the pandemic, as well as higher share-based compensation as a result of the mark-to-market adjustment on liability-accounted awards from an increased TI share price in the quarter. These Employee benefits expense increases were partly offset by higher capitalized labour costs.

•	Depreciation was relatively flat in the first quarter of 2021. We experienced increased depreciation from growth in capital assets over the past 12 months, including our expanded broadband footprint and business acquisitions. This was largely offset by the effect of accelerated depreciation in the first quarter of 2020 from asset retirement activity.

•	Amortization of intangible assets increased by $63 million in the first quarter of 2021 arising from business acquisitions and higher expenditures associated with the intangible asset base over the past 12 months.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Operating income

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
TTech EBITDA[1] (see Section 5.4)	1,336	1,301	2.7%
DLCX EBITDA[1] (see Section 5.5)	125	108	15.7%
EBITDA[1]	1,461	1,409	3.7%
Depreciation and amortization (discussed above)	(789)	(725)	8.8%
Operating income (consolidated earnings before interest and income taxes (EBIT))	672	684	(1.8)%

[1]	See Section 11.1 Non-GAAP and other financial measures.

Operating income decreased by $12 million in the first quarter of 2021, while EBITDA increased by $52 million in the first quarter of 2021. This is reflective of growth in fixed data service margins resulting from subscriber base growth and expanded services; growth in our mobile subscriber base and mobile equipment margins; growth from business acquisitions (net of associated supporting costs); an increased contribution from our DLCX business; and enhanced cost efficiency programs. The growth was partly offset by the non-recurrence of the comparative period’s decrease of a provision related to written put options to acquire the remaining non-controlling interest of an acquired subsidiary, the lingering impacts of the COVID-19 pandemic, lower legacy fixed voice and legacy fixed data services, and higher employee benefits expense.

Adjusted EBITDA

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
TTech Adjusted EBITDA[1] (See Section 5.4)	1,365	1,342	1.8%
DLCX Adjusted EBITDA[1,2] (See Section 5.5)	138	133	3.0%
Adjusted EBITDA[1]	1,503	1,475	1.9%

[1]	See Section 11.1 Non-GAAP and other financial measures.
[2]	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

Adjusted EBITDA increased by $28 million or 1.9% in the first quarter of 2021, reflecting the drivers mentioned in the Operating income discussion above.

Financing costs

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Interest on long-term debt, excluding lease liabilities – gross	171	170	0.6%
Interest on long-term debt, excluding lease liabilities – capitalized	—	(8)	(100.0)%
Interest on lease liabilities	17	18	(5.6)%
Interest on short-term borrowings and other	3	2	50.0%
Interest accretion on provisions	5	5	—
Interest expense	196	187	4.8%
Employee defined benefit plans net interest	6	4	50.0%
Foreign exchange losses	6	2	n/m
Interest income	(1)	(1)	—
Financing costs	207	192	7.8%

Financing costs increased by $15 million in the first quarter of 2021, mainly due to the following factors:

•	Interest expense increased by $9 million in the first quarter of 2021.

•	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 600 MHz spectrum auction held in April 2019 by Innovation, Science and Economic Development Canada (ISED). The capitalization of interest ceased in the first quarter of 2021 as we commenced deploying this spectrum into our existing network.

•	Employee defined benefit plans net interest increased by $2 million in the first quarter of 2021, primarily due to the change in the defined benefit plan deficit as at December 31, 2020 to $913 million (net of the plan asset ceiling limit of $123 million), compared to a defined benefit plan deficit of $425 million (net of the plan asset ceiling limit of $121 million) one year earlier, partly offset by a decrease in the discount rate.

•	Foreign exchange losses increased by $4 million, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Income taxes

Three-month periods ended March 31 ($ in millions, except tax rates)	2021	2020	Change
Income taxes computed at applicable statutory rates (%)	25.6	26.4	(0.8) pts.
Revaluation of deferred income tax liability to reflect future income tax rates (%)	—	(0.6)	0.6 pts.
Non-deductible amounts (%)	1.4	0.8	0.6 pts.
Other (%)	1.5	1.7	(0.2) pts.
Effective tax rate (%)	28.5	28.3	0.2 pts.
Income tax computed at applicable statutory rates	119	130	(8.5)%
Revaluation of deferred income tax liability to reflect future income tax rates	—	(3)	(100.0)%
Non-deductible amounts	6	4	50.0%
Other	7	8	(12.5)%
Income taxes	132	139	(5.0)%

Total income tax expense decreased by $7 million in the first quarter of 2021. The effective tax rate increased from 28.3% to 28.5% in the first quarter of 2021.

Comprehensive income
Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Net income	333	353	(5.7)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	13	274	(95.3)%
Items never subsequently reclassified to income	674	316	113.3%
Comprehensive income	1,020	943	8.2%

Comprehensive income increased by $77 million in the first quarter of 2021, mainly attributable to employee defined benefit plans re-measurement amounts, partly offset by changes in unrealized fair value of derivatives classified as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

TTech trends and seasonality

The nature of the COVID-19 pandemic has had significant impacts on our business and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the pandemic prevents us and our customers from operating in the normal course of business in certain areas until at least the second half of 2021. For example, with government and land border restrictions, consumer and business travel levels are uncertain which negatively impacts roaming revenues. As well, our business customers who use our services are faced with reduced and/or closed operations. Additionally, our health services offerings are impacted as our TELUS Health Care Centres are unable to provide their full suite of core services.

The historical trend over the past eight quarters in mobile network revenue reflects growth in our subscriber base, including the acceleration of Internet of Things (IoT) connections at home and internationally, partly offset by declines in chargeable data usage revenue and the effects of the pandemic on reduced roaming revenue. Mobile equipment revenue growth has been declining as an increase of higher-value smartphones in the sales mix has been more than offset by a lower volume of new contracts due to: (i) the improving durability and increasing cost of popular devices that result in customers deferring upgrades; (ii) the industry introduction of device financing programs, which provide transparency of full device costs and result in customers deferring device upgrades; and (iii) most recently, the effects of the pandemic on customers, the industry, our supply chain and methods of distribution, and the Canadian economy. Impacts directly associated with the pandemic, such as the reduction of roaming revenue, a portion of the decline in churn, and lower gross and net addition volumes, may be temporary in nature and have the potential to return to pre-pandemic levels once the pandemic has subsided or ended.

The general trend of year-over-year increases in mobile phone subscriber net additions resulted from: (i) the success of our promotions, including the bundling of our mobility and home services, and the leveraging of our digital sales channels; (ii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; (iii) continuous improvements in the speed and quality of our network, combined with our low churn rate and ongoing focus on customer service, which reflects our focus on customers first initiatives, and more recently, reduced switching activity between carriers due to the pandemic; and (iv) customer behaviour of using additional devices while travelling, however, this trend has been altered by the pandemic. Our capital expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of mobile subscribers.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Mobile phone ABPU growth has been declining, primarily due to: (i) carriers offering larger allotments of data, as well as rate plans that include plans with bonus data and unlimited data plans, data sharing and, prior to the pandemic and the significant impact to travel, international roaming features; and (ii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots, including within the home as a result of the pandemic. This decline in growth has been partly offset by an increased mix of higher-value rate plans, in addition to an increase in higher-value smartphones in the sales mix, including the effects of customers financing more of the cost of these devices through our TELUS Easy Payment program, and an increased proportion of higher-value customers in the subscriber mix. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ABPU expansion, as customers are continuing to obtain plans with a lower cost per megabyte.

The trend of our comparatively low mobile phone blended churn rate reflects our customers first efforts, upgrade volume programs and focus on building, maintaining and enhancing our high-quality network. Additionally, the pandemic has caused customers to change their behaviour, such as reducing travel and making fewer visits to retail outlets, thereby reducing churn.

Our connected device subscriber base has been growing primarily as a result of our expanded IoT offerings, partly offset by our strategic decision to reduce loading of low or negative-margin tablets.

We expect ongoing internet subscriber base growth as we continue our investments in expanding our fibre-optic infrastructure, supplemented with our low customer churn rate. The total number of TV subscribers has increased (in contrast to market-reported declines in traditional television viewing habits) as a result of stable net additions in response to our diverse and flexible product offerings, combined with our low customer churn rate. Security subscriber base growth is increasing as a result of business acquisitions and organic growth. The pandemic and physical distancing requirements impacted security installations, as access to homes and businesses was restricted; however, this was partly mitigated as we adapted our processes for keeping our customers connected and protected by offering a range of installation options, including virtually. Home services growth has also been attributed to the adoption of the TELUS Whole Home bundle and bundling of our mobility and home services to meet the demand of multiple services per home where adoption increases our services per home and positively impacts churn for most products. Residential voice subscriber losses continue to reflect the ongoing trend of substitution to mobile and internet-based services, but were partly mitigated by the success of our bundled service offerings and lower-priced offerings.

The trend of declining legacy fixed voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market; however, our rate of decline has been moderating with our utilization of bundled product offerings and successful retention efforts. The migration of business product and service offerings to IP services and the introduction of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings; however, we are continually refining and diversifying our innovative suite of business offerings, including our Software as a Service (SaaS)-based solutions.

The trend of digitization has propelled the adoption of our health offerings, including electronic medical record (EMR) systems, health benefits management and personal health monitoring solutions. In health, we are well-positioned to improve the lives, and outcomes for Canadians. The trend in digitization/automation, combined with the general shortage in primary care, we believe positions us well to bolster the Canadian healthcare system in a complementary fashion. With our technology heritage, we see the trend moving the healthcare system to improved efficiency and improved outcomes through better insights. We also believe Canadians will have greater control of their healthcare outcomes through the integration of disparate data (better flow of information across the system) and consent-based management. While the pandemic has disrupted the operations of our TELUS Health Care Centres since March 2020, our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and drive better health outcomes, including the accelerated adoption of virtual consultations as reflected in our growing virtual care user base. Our health benefits management solution is influenced by the number of lives covered and the number of benefit claims, which were disrupted by the pandemic. We expect the demand for these services to resume in correspondence with the effectiveness of COVID-19 vaccinations and higher employment rates.

The trend of greater use of digital solutions within the agriculture industry is due to increased demand for data and analytical insights to drive more effective and agile decision-making to address changing consumer demands and improve profitability. We are committed to providing solutions to create a better flow of information across the value chain, improving the safety and sustainability of our food system. Within the verticals of agri-business, agri-food and farm and ranch, we are expanding our solutions worldwide through acquisitions and organic growth.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

TTech operating indicators

At March 31	2021	2020	Change
Subscriber connections (000s):
Mobile phone[1]	8,954	8,664	3.3%
Connected device	1,859	1,588	17.1%
Internet[2]	2,155	2,007	7.4%
TV	1,226	1,168	5.0%
Residential voice	1,154	1,191	(3.1)%
Security[3]	724	623	16.2%
Total TTech subscriber connections	16,072	15,241	5.5%
LTE population coverage[4] (millions)	37.0	36.9	0.3%
5G population coverage[4] (millions)	10.6	—	n/m
Virtual care members (millions)	2.0	0.7	n/m
Healthcare lives covered (millions)	17.5	14.6	19.9%

Three-month periods ended March 31	2021	2020	Change
Mobile phone gross additions (000s):	270	265	1.9%
Subscriber connection net additions (losses) (000s):
Mobile phone	31	21	47.6%
Connected device	63	49	28.6%
Internet	33	26	26.9%
TV	11	8	37.5%
Residential voice	(10)	(13)	23.1%
Security	17	15	13.3%
Total TTech subscriber connection net additions	145	106	36.8%
Mobile phone ABPU, per month[1,5] ($)	68.79	71.98	(4.4)%
Mobile phone ARPU, per month[1,5] ($)	56.10	58.24	(3.7)%
Mobile phone churn, per month[1,5] (%)	0.89	0.94	(0.05	) pts.
Digital health transactions (millions)	133.3	139.7	(4.6)%

[1]	Effective January 1, 2021 with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (ABPU, ARPU and churn). Internal network service revenue consists of earned revenue from both our internal mobile phone and connected devices subscribers, neither of which contribute to our restated subscriber base.
[2]	Effective January 1, 2021 on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.
[3]	During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 subscribers as a result of a business acquisition.
[4]	Including network access agreements with other Canadian carriers.
[5]	See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a mobile products and services company, but are not measures defined under IFRS-IASB.

•	Mobile phone gross additions were 270,000 in the first quarter of 2021, an increase of 5,000, as growth in high-value customer additions, successful promotions including the bundling of our mobility and home services, expanded channels, and the enhanced capabilities of our digital footprint have more than offset the estimated impacts of the pandemic such as customers reducing their general shopping habits in retail outlets along with mandated capacity restrictions. Gross additions in the first quarter of 2020 were significantly impacted by the pandemic, including the temporary closure of approximately 90% of our retail stores commencing in March 2020 and customers’ shopping habit changes since the start of the health crisis as previously noted.

•	Mobile phone net additions were 31,000 in the first quarter of 2021, an increase of 10,000, as our strong execution in our digital sales channels, successful efforts to drive high-value customer additions and lower churn more than offset the estimated impacts of the pandemic.

•	Mobile phone ABPU was $68.79 in the first quarter of 2021, a decrease of $3.19 or 4.4%. This decrease reflects the lingering impacts caused by the COVID-19 pandemic including: (i) significantly reduced roaming revenue from changing customer behaviour related to travel restrictions; (ii) customers reducing their general shopping habits in retail outlets since the start of the pandemic, along with mandated capacity restrictions, which has hindered customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; and (iii) decreases in chargeable data usage, as more people work from home and offload their mobile device traffic onto Wi-Fi networks.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Mobile phone ABPU was also impacted by continued declines in chargeable data usage and the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods. The decline in mobile phone ABPU was partly offset by growth in monthly recurring charges reflecting a greater mix of high-value customer additions and selection of higher-tier mobile plans, in addition to higher-value smartphones in the sales mix in the current and prior periods.

•	Mobile phone ARPU was $56.10 in the first quarter of 2021, a decrease of $2.14 or 3.7%, representing the third consecutive quarter of moderating year-over-year decline. Mobile phone ARPU was impacted by the same items noted above for mobile phone ABPU, with the exception of: (i) our TELUS Easy Payment device financing program; (ii) devices with subsidies; and (iii) contracted device upgrades.

•	Our mobile phone churn rate was 0.89% in the first quarter of 2021 compared to 0.94% in the first quarter of 2020. The decrease reflects the estimated impacts of the pandemic, including changing customer behaviour due to travel restrictions and customers reducing their general shopping habits in retail outlets since the start of the pandemic, along with mandated capacity restrictions. This was in addition to the utilization of our TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back® program and TELUS Family Discount offerings, our successful bundling of mobility and home services, and our focus on executing customers first initiatives and upgrade volume programs, as well as our leading network quality.

•	Connected device net additions were 63,000 in the first quarter of 2021, an increase of 14,000, primarily due to increased demand for IoT solutions. Connected device net additions are inclusive of approximately 10,000 tablet net losses in the first quarter of 2021 which was flat compared to the prior year.

•	Internet net additions were 33,000 in the first quarter of 2021, an increase of 7,000, reflecting continued net new demand from consumers and businesses for our TELUS PureFibre service as we continued to keep our customers connected through a range of installation options. The increase also reflects lower customer churn resulting from our customers first initiatives and retention programs, the success of our bundled product offerings, including the adoption of the TELUS Whole Home bundle and our bundling of mobility and home services, and reduced switching activity between providers due to the pandemic.

•	TV net additions were 11,000 in the first quarter of 2021, an increase of 3,000, mainly due to a lower customer churn rate from strong retention efforts, the success of our bundled product offerings and reduced switching activity due to the pandemic.

•	Security net additions were 17,000 in the first quarter of 2021, an increase of 2,000, driven by strong growth as we continued to keep our customers connected and protected by offering a range of installation options, and by demand for our bundled product offerings. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 307,000 over the past 12 months.

•	Residential voice net losses were limited to 10,000 in the first quarter of 2021, compared to residential voice net losses of 13,000 in the first quarter of 2020. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.

•	Virtual care members were 2.0 million as of the end of the first quarter of 2021, an increase of 1.3 million over the past 12 months, mainly due to the accelerated demand for virtual solutions to keep Canadians safely connected with health and wellness care during the pandemic, and a business acquisition in the fourth quarter of 2020.

•	Healthcare lives covered were 17.5 million as of the end of the first quarter of 2021, an increase of 2.9 million over the past 12 months, primarily due to the accelerated demand for virtual solutions. See TTech trends and seasonality for further details.

•	Digital health transactions were 133.3 million in the first quarter of 2021, a decrease of 6.4 million, largely driven by a lower number of adjudication transactions and collaborative health transactions, as plan members chose to defer utilization of elective health services during the pandemic, partly offset by growth in our digital pharmacy business.

Operating revenues and other income – TTech segment

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Mobile network revenue	1,503	1,511	(0.5)%
Mobile equipment and other service revenues	473	373	26.8%
Fixed data services	1,067	965	10.6%
Fixed voice services	214	236	(9.3)%
Fixed equipment and other service revenues	107	96	11.5%
Health services	123	112	9.8%
Operating revenues (arising from contracts with customers)	3,487	3,293	5.9%
Other income (loss)	2	(1)	n/m
External Operating revenues and other income	3,489	3,292	6.0%
Intersegment revenues	5	1	n/m
TTech Operating revenues and other income	3,494	3,293	6.1%

TTech Operating revenues and other income increased by $201 million in the first quarter of 2021.

Mobile network revenue decreased by $8 million or 0.5% in the first quarter of 2021, due to declining mobile phone ARPU primarily from reduced roaming related to travel restrictions and chargeable data usage revenue, as previously discussed. The decrease in mobile network revenue was partly offset by growth of 5.5% in the mobile phones and connected devices subscriber base over the past 12 months, in addition to growth in monthly recurring charges reflecting a greater mix of high-value customer additions and selection of higher-tier mobile plans.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Mobile equipment and other service revenues increased by $100 million in the first quarter of 2021, reflecting higher handset upgrade volumes and higher-value smartphones in the sales mix. Handset upgrades were significantly impacted by the pandemic in the first quarter of 2020, including the temporary closure of approximately 90% of our retail stores from March 2020 through most of the second quarter, and customers reducing their general shopping habits in retail outlets since the start of the pandemic, which resulted in lower contracted volume and accessory sales. Handset upgrade volumes increased as a result of the successful execution of our customers first initiatives, including the enhanced capabilities of our digital footprint, and suppressed handset upgrade volumes throughout 2020 manifesting in increased demand in the first quarter of 2021.

Fixed data services revenues increased by $102 million in the first quarter of 2021. The increase was driven by: (i) increased internet and third wave data service revenues, reflecting a 7.4% increase in our internet subscribers over the past 12 months and higher revenue per customer resulting from internet speed upgrades, larger data usage internet rate plans and rate changes; (ii) increased revenues from smart food-chain technology, driven by business acquisitions; (iii) increased revenues from home and business security driven by expanded services and customer growth; and (iv) higher TV revenues, reflecting subscriber growth of 5.0% over the past 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.

Fixed voice services revenues decreased by $22 million in the first quarter of 2021, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution, greater use of inclusive long distance plans and price plan changes. Declines were moderated with our utilization of bundled product offerings, successful retention efforts and the migration from legacy to IP services offerings. The decline in residential voice subscribers over the past 12 months was limited to 3.1%, compared to a 3.7% decline in residential voice subscribers for the 12-month period ended March 31, 2020.

Fixed equipment and other service revenues increased by $11 million in the first quarter of 2021, reflecting a higher volume of home and business security equipment sales and data equipment sales.

Health services revenues increased by $11 million in the first quarter of 2021. The increase was driven by business acquisitions, higher revenues from the accelerated adoption of our virtual care solutions, as well as, growth in healthcare provider solutions. This was partly offset by the lingering impacts of the pandemic, including reduced health benefits claims and lower in-clinic services in our TELUS Health Care Centres.

Intersegment revenues represent services provided to the DLCX segment that are eliminated upon consolidation, together with the associated DLCX expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended
March 31 ($ in millions)	2021	2020	Change	2021	2020	Change	2021	2020	Change
REVENUES
Service	1,526	1,523	0.2%	1,441	1,352	6.6%	2,967	2,875	3.2%
Equipment	452	362	24.9%	68	56	21.4%	520	418	24.4%
Operating revenues (arising from contracts with customers)	1,978	1,885	4.9%	1,509	1,408	7.2%	3,487	3,293	5.9%
EXPENSES
Direct expenses	632	562	12.5%	427	370	15.4%	1,059	932	13.6%
Direct contribution	1,346	1,323	1.7%	1,082	1,038	4.2%	2,428	2,361	2.8%

[1]	Includes health services.

The direct expenses included in the direct contribution calculation in the table above represent a component of the Goods and services purchased and Employee benefits expense totals included in the table below and has been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $67 million or 2.8% in the first quarter of 2021.

TTech mobile products and services direct contribution increased by $23 million or 1.7% in the first quarter of 2021, due to higher equipment margins, lower commissions expenses as we continue to drive customer transactions to digital channels in addition to lower contracted volumes in prior periods, and lower roaming expenses, partly offset by lower network revenues as described above.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

TTech fixed product and services direct contribution increased by $44 million or 4.2% in the first quarter of 2021, due to growth in margins of internet and smart food-chain technology, partly offset by declining legacy data and legacy voice margins.

Operating expenses – TTech segment

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Goods and services purchased[1]	1,533	1,414	8.4%
Employee benefits expense[1]	625	578	8.1%
TTech operating expenses	2,158	1,992	8.3%

[1]	Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

TTech operating expenses increased by $166 million in the first quarter of 2021.

Goods and services purchased increased by $119 million in the first quarter of 2021, mainly due to: (i) higher mobile equipment sales expense largely from higher handset upgrades as described above, in addition to higher-value mobile devices in the sales mix; (ii) higher product costs in support of our growing subscriber base, including TV and virtual care health subscribers; (iii) higher costs related to business acquisitions; and (iv) higher costs related to the scaling of our digital capabilities. These increased costs were partly offset by (i) savings achieved from enhanced cost-savings initiatives, including the suspension of corporate travel; (ii) lower non-labour-related restructuring and other costs; (iii) decreased commissions expense associated with an increased mix of digital sales and lower handset upgrade volumes in prior periods; and (iv) lower roaming expenses related to decreased customer travel as a result of the pandemic.

Employee benefits expense increased by $47 million in the first quarter of 2021, primarily due to an increase in compensation and benefits costs resulting from an increase in the number of employees related to business acquisitions in our health and smart food-chain technology solutions businesses and compensation rate increases committed prior to the declaration of the pandemic. The increase was partly offset by higher capitalized labour costs.

EBITDA – TTech segment

Three-month periods ended March 31 ($ in millions, except margins)	2021	2020	Change
EBITDA[1]	1,336	1,301	2.7%
Add restructuring and other costs included in EBITDA	28	35	n/m
Add other equity losses related to real estate joint ventures	1	6	n/m
Adjusted EBITDA[1]	1,365	1,342	1.8%
EBITDA margin[1] (%)	38.3	39.5	(1.2	) pts.
Adjusted EBITDA margin[1,2] (%)	39.1	40.7	(1.6	) pts.

[1]	See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.
[2]	Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues and other income, where the calculation of Operating revenues and other income excludes other equity losses related to real estate joint ventures.

TTech EBITDA increased by $35 million or 2.7% in the first quarter of 2021. TTech Adjusted EBITDA increased by $23 million or 1.8%, which reflected an increase in direct contribution as mentioned above and savings achieved from the enhanced cost-savings initiatives in response to the economic impacts of the pandemic. These impacts were partially offset by higher employee benefits expense and other costs related to business acquisitions and growth in business operations.

EBIT – TTech segment

Three-month periods ended March 31 ($ in millions, except margins)	2021	2020	Change
EBITDA[1]	1,336	1,301	2.7%
Depreciation	(489)	(494)	(1.0)%
Amortization	(220)	(185)	18.9%
EBIT[1]	627	622	0.8%

[1]	See descriptions under EBITDA and EBIT in Section 11.1 Non-GAAP and other financial measures.

TTech EBIT increased by $5 million or 0.8% in the first quarter of 2021. Depreciation and amortization increased due to business acquisitions and growth in capital assets over the last 12 months, including our expanded fibre footprint and 5G network roll-out and was partially offset by the effect of accelerated depreciation in the first quarter of 2020 from asset retirement activity.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

5.5 Digitally-led customer experiences – TELUS International segment

DLCX trends

The nature of the COVID-19 pandemic has had significant impacts on our business and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. As our service delivery centres are located in multiple geographic regions, the varying degrees of severity and recovery efforts from the pandemic in the countries we operate further complicates the outlook of our business operations. Therefore, trends identified prior to the first quarter of 2020 and described below may not be indicative of trends effective from the first quarter of 2020 onwards, as the pandemic prevents us and our customers from operating in the normal course of business in certain areas until at least the second half of 2021. For example, some of our clients in the travel and hospitality vertical continue to face reduced and/or closed operations.

The trend over the past eight quarters of increases in DLCX revenue reflects growth from a combination of business acquisitions, organic external customer growth (including expansion of services to external customers) and internal services provided to the TTech segment. Revenue growth includes our recent acquisition of Lionbridge AI on December 31, 2020, and Competence Call Center (CCC) which was acquired on January 31, 2020.

Goods and services purchased and Employee benefits expense have increased in proportion to the growth in our revenue. In addition, transaction costs associated with our acquisitions, as well as ongoing integration costs, have resulted in higher operating expenses. Lionbridge AI utilizes contracted labour in servicing its customers as compared to solely utilizing employees and therefore, it is expected that throughout 2021, these contracted services will contribute to year-over-year increases in Goods and services purchased.

Depreciation and amortization have increased due to our business acquisitions and associated intangible assets acquired, resulting in higher amortization charges.

DLCX operating indicators

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Revenue by industry vertical
Tech and games	283	173	63.6%
Communications and media	163	161	1.2%
eCommerce and fintech	70	52	34.6%
Travel and hospitality	18	20	(10.0)%
Healthcare	15	13	15.4%
Other[1]	90	80	12.5%
	639	499	28.1%
Revenue by geographic region
Europe	236	174	35.6%
North America	190	127	49.6%
Asia-Pacific	119	120	(0.8)%
Central America	94	78	20.5%
	639	499	28.1%

[1]	Includes, among others, retail and other financial services. No individual vertical included in this category exceeds 3% of revenue.

In the three-month period ended March 31, 2021, the revenue generated from our Tech and games industry vertical increased by $110 million or 63.6% to $283 million, and represented 44% of our revenue as compared to 35% of our revenue for the three-month period ended March 31, 2020. This growth is partly attributable to the acquisition of Lionbridge AI, which has contributed almost 50% of the growth in Tech and games, with the balance attributed to continued growth within our existing clients, partially offset by the effect of foreign exchange rates. Revenue generated from the eCommerce and fintech industry vertical grew by $18 million or 34.6% to $70 million, which was primarily attributed to the addition of full quarter results for our acquisitions in 2020 as well as growth in organic clients, partly offset by the effect of foreign exchange rates.

We serve our customers, who are primarily domiciled in the United States, Canada and Europe, from multiple delivery locations across four geographic regions. The table above presents the revenue generated in each geographic region, based on delivery location, for the periods presented.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Operating revenues and other income – DLCX segment

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Operating revenues (arising from contracts with customers)	535	370	44.6%
Other income	—	32	(100.0)%
External Operating revenues and other income	535	402	33.1%
Intersegment revenues	104	97	7.2%
DLCX Operating revenues and other income	639	499	28.1%

DLCX Operating revenues and other income increased by $140 million in the first quarter of 2021.

Our digital and customer experience solutions revenues increased by $165 million through a combination of acquisitions completed in fiscal 2020 and organic growth. The increase was [due to a higher volume of services being provided,] primarily driven by business acquisitions, including one month of CCC, as well as organic growth in our customers, which was due to a combination of new clients as well as growth in the depth and breadth of services offered to our existing customers. This growth was offset in part, by a negative foreign exchange impact in the first quarter of 2021 driven by the strengthening of the Canadian dollar compared to the U.S. Dollar, the primary operating currency of DLCX.

Other income decreased by $32 million in the first quarter of 2021, largely related to the non-recurrence of the comparative period’s decrease of a provision arising from a business acquisition-related written put options to acquire the remaining non-controlling interest of an acquired subsidiary, Xavient, which was settled in the second quarter of 2020.

Intersegment revenues represent services provided to the TTech segment, including those from the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech expenses.

Operating expenses – DLCX segment

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
Goods and services purchased[1]	124	101	22.8%
Employee benefits expense[1]	390	290	34.5%
DLCX operating expenses	514	391	31.5%

[1]	Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

DLCX operating expenses increased by $123 million in the first quarter of 2021.

Goods and services purchased increased by $23 million in the first quarter of 2021, mainly due to the acquisition of Lionbridge AI, as a substantial portion of Lionbridge AI’s workforce is contracted labour as compared to full-time employees.

Employee benefits expense increased by $100 million in the first quarter of 2021, primarily due to an increase in the team member base to support the overall growth in revenue. Employee benefits expense as a percentage of revenue was 61% in the first quarter of 2021 versus 58% in the comparative period. The three percentage point increase is attributable to the higher share-based compensation recognized within the quarter, as a result of the mark-to-market adjustment on liability-accounted awards from an increased TI share price in the quarter. In addition, given the expansion of our digital services portfolio which is serviced predominantly by contracted labour, there is an expected shift of Employee benefits expense to Goods and services purchased as a percentage of DLCX operating revenues as our digital footprint continues to grow.

EBITDA – DLCX segment

Three-month periods ended March 31 ($ in millions, except margins)	2021	2020	Change
EBITDA[1]	125	108	15.4%
Add restructuring and other costs included in EBITDA	13	25	n/m
Adjusted EBITDA[1,2]	138	133	3.0%
EBITDA margin[1] (%)	19.5	21.7	(2.2	) pts.
Adjusted EBITDA margin[1,3] (%)	21.6	26.8	(5.2	) pts.

[1]	See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.
[2]	For certain metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.
[3]	Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues and other income.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

DLCX EBITDA increased by $17 million or 15.4% and Adjusted EBITDA increased by $5 million or 3.0% in the first quarter of 2021. While EBITDA increased in absolute dollars, EBITDA margin declined by 2.2 percentage points. The decline in EBITDA margin is due to the non-recurrence of the comparative period’s decrease of a provision related to written put options to acquire the remaining non-controlling interest in Xavient, the negative foreign exchange impact as a result of the strengthening of the Canadian dollar compared to the U.S. dollar between the first quarters of 2021 and 2020, and the contribution from Lionbridge AI, which is a lower margin business.

EBIT – DLCX segment

Three-month periods ended March 31 ($ in millions)	2021	2020	Change
EBITDA[1]	125	108	15.4%
Depreciation	(35)	(29)	20.7%
Amortization	(45)	(17)	n/m
EBIT[1]	45	62	(27.4)%

[1]	See descriptions under EBITDA and EBIT in Section 11.1 Non-GAAP and other financial measures.

DLCX EBIT decreased by $17 million or 27.4% in the first quarter of 2021 due to higher contribution from increased operating revenues, offset by higher depreciation and amortization of $34 million driven by the acquisitions of CCC and Lionbridge AI and corresponding intangible assets acquired in fiscal 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

6.	Changes in financial position

Financial position at:	Mar. 31	Dec. 31
($ millions)	2021	2020	Change	Change includes:
Current assets
Cash and temporary investments, net	1,903	848	1,055	See Section 7 Liquidity and capital resources
Accounts receivable	2,271	2,355	(84)	Primarily driven by a decrease in sales volume from our dealer and retail channels and customer receivables, partly offset by unbilled customer finance receivables from our Bring-It-Back program and TELUS Easy Payment device financing program
Income and other taxes receivable	206	148	58	Instalments to date are greater than the expense
Inventories	421	407	14	An increase due to higher mix of high-end devices
Contract assets	420	439	(19)	Refer to description in non-current contract assets
Prepaid expenses	616	484	132	An increase driven by maintenance contracts, timing of wireless spectrum license fees and the annual prepayment of statutory employee benefits
Current derivative assets	1	2	(1)	—
Current liabilities
Short-term borrowings	100	100	—	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,817	2,968	(151)	A decrease in payroll and other employee-related liabilities, network construction-related accruals, partly offset by the timing of accounts payable. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	113	135	(22)	Instalments to date being greater than the expense
Dividends payable	404	403	1	—
Advance billings and customer deposits	770	772	(2)	—
Provisions	85	73	12	An increase from a reclassification of restructure provisions from long-term to current provisions, partly offset by the payment of employee-related restructuring provisions
Current maturities of long-term debt	2,587	1,432	1,155	An increase from the reclassification of long-term debt to current maturities of long-term debt relating to the upcoming maturity of $1 billion of our 2.35% Notes, Series CT, in March 2022, as well as an increase in outstanding commercial paper
Current derivative liabilities	34	32	2	—
Working capital (Current assets subtracting Current liabilities)	(1,072)	(1,232)	160	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Financial position at:	Mar. 31	Dec. 31
($ millions)	2021	2020	Change	Change includes:
Non-current assets
Property, plant and equipment, net	15,041	15,014	27	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	15,261	15,026	235	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	7,216	7,224	(8)	An increase from individually immaterial business acquisitions is more than offset by the effect of translating TI financial statements into Canadian currency. See Note 18 of the interim consolidated financial statements
Contract assets	253	268	(15)	Primarily driven by lower subsidized devices from the introduction of our TELUS Easy Payment device financing program, partially offset by the growth of contract assets in Koodo
Other long-term assets	1,725	1,106	619	An increase in pension assets resulting from gains arising from financial assumption re-measurements exceeding the effects of pension plan returns less than the discount rate. See Note 20 of the interim consolidated financial statements.
Non-current liabilities
Provisions	944	961	(17)	A decrease from reclassification of restructure provisions to current provisions
Long-term debt	17,185	18,856	(1,671)	See Section 7.4 Cash provided by financing activities
Other long-term liabilities	831	1,265	(434)	A decrease in pension liabilities resulting from gains arising from financial assumption re-measurements exceeding the effects of pension plan returns less than the discount rate, as well as a decrease in the fair value of derivatives used to manage currency risk from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt. See Note 27 of the interim consolidated financial statements
Deferred income taxes	4,002	3,756	246	An overall increase in temporary differences between the accounting and tax basis of assets and liabilities, including employee benefit plan re-measurements recorded in Other comprehensive income.
Owners’ equity
Common equity	14,556	12,040	2,516	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	906	528	378	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1	Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows
Three-month periods ended March 31 ($ millions)	2021	2020	Change
Cash provided by operating activities	939	1,177	(238)
Cash used by investing activities	(1,153)	(1,959)	806
Cash provided by financing activities	1,269	1,305	(36)
Increase in Cash and temporary investments, net	1,055	523	532
Cash and temporary investments, net, beginning of period	848	535	313
Cash and temporary investments, net, end of period	1,903	1,058	845

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2021	2020	Change
EBITDA[1] (see Section 5.4 and Section 5.5)	1,461	1,409	52
Restructuring and other costs, net of disbursements	(12)	12	(24)
Employee defined benefit plans expense, net of employer contributions	10	12	(2)
Share-based compensation expense, net of payments	35	23	12
Interest paid, net of interest received	(197)	(174)	(23)
Income taxes paid, net of recoveries received	(220)	(124)	(96)
Other operating working capital changes	(138)	19	(157)
Cash provided by operating activities	939	1,177	(238)

[1]	See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

Cash provided by operating activities decreased by $238 million in the first quarter of 2021.

•	Restructuring and other costs, net of disbursements, represented a net change of $24 million in the first quarter of 2021. We incurred higher restructuring and other costs disbursements net of expense, related to improving our overall cost structure and operational effectiveness.

•	Interest paid, net of interest received, increased by $23 million in the first quarter of 2021, largely due to an increase in the average long-term debt balance, which was partially offset by a lower weighted-average interest rate on long-term debt.

•	Income taxes paid, net of recoveries received, increased by $96 million in the first quarter of 2021, as income tax instalment payments in the first quarter of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses.

•	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

7.3	Cash used by investing activities

Analysis of changes in cash used by investing activities
Three-month periods ended March 31 ($ millions)	2021	2020	Change
Cash payments for capital assets, excluding spectrum licences	(750)	(780)	30
Cash payments for spectrum licences	(251)	—	(251)
Cash payments for acquisitions, net	(137)	(1,104)	967
Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts	(14)	(78)	64
Investment in portfolio investments and other	(1)	3	(4)
Cash used by investing activities	(1,153)	(1,959)	806

Cash used by investing activities decreased by $806 million in the first quarter of 2021.

•	The decrease in Cash payments for capital assets, excluding spectrum licences in the first quarter of 2021, was primarily composed of:

•	Lower capital expenditure payments of $50 million with respect to payment timing differences.

•	An increase in capital expenditures of $20 million (see Capital expenditure measures table and discussion below).

•	Cash payments for spectrum licences relate to the acquisition of 3500 MHz spectrum licences. We acquired 50 MHz in the urban cores in Edmonton, Guelph/Kitchener, London, Ottawa and Winnipeg, 50 MHz in East Kootenay and 25 MHz in Whistler.

•	In the first quarter of 2021, we made cash payments for individually immaterial business acquisitions that are complementary to our existing lines of business. This is compared to business acquisition activity in the first quarter of 2020 that included Competence Call Center (CCC), as well as other individually immaterial business acquisitions complementary to our existing lines of business.

•	Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts represented a net change of $64 million predominantly related to our acquisition of a 28% basic equity interest in Miovision Technologies Incorporated in the first quarter of 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Capital expenditure measures

Three-month periods ended March 31 ($ millions, except capital intensity)	2021	2020	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment	662	646	2.5%
Digitally-led customer experiences – TELUS International (DLCX) segment	23	19	21.1%
Consolidated	685	665	3.0%
TTech segment capital expenditure intensity (%)	19	20	(1	) pt.
DLCX segment capital expenditure intensity (%)	4	4	—	pts.
Consolidated capital expenditure intensity[2] (%)	17	18	(1	) pt.

[1]	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.

[2]	See Section 11.1 Non-GAAP and other financial measures.

Consolidated capital expenditures increased by $20 million in the first quarter of 2021, due to increased investments in our 5G network, accelerated purchase of equipment to support subscriber growth, and accelerated investments to increase system capacity and reliability. This was partly offset by a reduction in spend from the timing of our fibre-build activities. With our ongoing investments, we are advancing the mobile speeds and coverage that enabled our 5G network launch, continuing to connect additional homes and businesses directly to our fibre-optic technology, and supporting system reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business, healthcare solutions and agriculture solutions. By March 31, 2021, our 5G network covered more than 10.6 million Canadians, representing over 28% of the population.

7.4 Cash provided by financing activities

Analysis of changes in cash provided by financing activities

Three-month periods ended March 31 ($ millions)	2021	2020	Change
Common Shares issued	1,300	1,495	(195)
Dividends paid to holders of Common Shares	(251)	(222)	(29)
Long-term debt redemptions and repayment, net of issuances	(561)	(111)	(450)
Shares of subsidiary issued and sold to non-controlling interests, net	827	209	618
Other	(46)	(66)	20
Cash provided by financing activities	1,269	1,305	(36)

Cash provided by financing activities decreased by $36 million in the first quarter of 2021.

Common Shares issued

Common Shares issued reflect 51 million Common Shares at a price of $25.35 per Common Share issued in the first quarter of 2021, as described in Section 1.3 Equity offering. This is compared to 58 million Common Shares at a price of $26.00 issued in the first quarter of 2020.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $29 million in the first quarter of 2021, which reflected an increase in the number of shares outstanding and higher dividend rates under our dividend growth program (see Section 4.3). This was partly offset by the DRISP plan trustee acquiring an increased number of Common Shares from Treasury for the DRISP plan. During the first quarter of 2021, our DRISP plan trustee acquired Common Shares for $152 million.

In April 2021, we paid dividends of $251 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $153 million, totalling $404 million.

Long-term debt issues, redemptions and repayment

In the first quarter of 2021, long-term debt redemptions and repayment, net of issues, were $561 million, a change of $450 million compared to long-term debt redemptions and repayment, net of issues, of $111 million in the first quarter of 2020, primarily composed of:

•	A decrease in net draws on the TI credit facility, including foreign exchange effects, of $636 million. As at March 31, 2021, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$939 million, whereas as at December 31, 2020, net draws were US$1,428 million. The reduction in TI credit facility indebtedness was facilitated by the net proceeds of the TI initial public offering (IPO) (see Section 1.3). The TI credit facility is non-recourse to TELUS Corporation.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

•	A net increase in commercial paper outstanding, including foreign exchange effects, of $187 million to a balance of $918 million (US$730 million) at March 31, 2021, from a balance of $731 million (US$574 million) at December 31, 2020. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 12.0 years as at March 31, 2021, a decrease from 12.2 years as at December 31, 2020 and a decrease from 12.3 years at March 31, 2020. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.80% as at March 31, 2021, flat compared to December 31, 2020, and a decrease from 3.92% as at March 31, 2020.

Shares of subsidiary issued and sold to non-controlling interests, net

In connection with the TI IPO described in Section 1.3, we received net cash proceeds of $827 million in the first quarter of 2021 (see Note 28 of the interim consolidated financial statements.) In the first quarter of 2020, TI issued shares to non-controlling interests related to its acquisition of CCC.

Other

In connection with our 51 million Common Shares issued in the first quarter of 2021, we incurred certain equity issuance costs. In the first quarter of 2020, we also incurred certain equity issuance costs in connection with our issue of 58 million Common Shares.

7.5 Liquidity and capital resource measures

Net debt was $18.2 billion at March 31, 2021, an increase of $247 million compared to one year earlier, resulting mainly from the May 2020 issuances of $600 million of Series CAC notes and the re-opening of $400 million of Series CAB notes, the October 2020 issuance of $500 million of Series CAD notes, and an increase in commercial paper outstanding. These factors were partially offset by the early redemptions of Series CM notes and Series CO notes in June 2020, a decrease in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility, and higher Cash and temporary investments.

Fixed-rate debt as a proportion of total indebtedness excludes lease liabilities and other long-term debt, and was 91% as at March 31, 2021, up from 89% one year earlier, mainly due to: (i) the May 2020 issuances of $600 million of Series CAC notes and the re-opening of $400 million of Series CAB notes, the October 2020 issuance of $500 million of Series CAD notes and the early redemptions of Series CM notes and Series CO notes in June 2020; and (ii) an increase in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility, which includes foreign exchange derivatives and is non-recourse to TELUS Corporation. These factors were partly offset by an increase in commercial paper outstanding, which is classified as floating-rate debt in this calculation.

Net debt to EBITDA – excluding restructuring and other costs ratio was 3.15 times, as measured at March 31, 2021, up from 3.13 times one year earlier. Our long-term objective for this measure is within a range of 2.20 to 2.70 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at March 31, 2021, this ratio remains outside of the long-term objective range resulting from prior issuances of incremental debt, primarily due to business acquisitions, partially offset by growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by impacts from the COVID-19 pandemic. As at March 31, 2021, business acquisitions over the past 12 months increased the ratio by approximately 0.37 and the acquisition of spectrum licences increased the ratio by approximately 0.21. Our recent acquisitions of spectrum licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our mobile subscriber base. Given the cash demands of the 2019 600 MHz and upcoming spectrum auctions and the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following upcoming 2021, 2022 and 2023 spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at March 31, 2021 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Liquidity and capital resource measures

As at, or for the 12-month periods ended, March 31	2021	2020	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	18,230	17,983	247
EBITDA – excluding restructuring and other costs	5,786	5,742	44
Net interest cost	797	783	14
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	91	89	2	pts.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (years)	12.0	12.3	(0.3)
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (%)	3.80	3.92	(0.12	) pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.15	3.13	0.02
Coverage ratios[1] (times)
Earnings coverage	3.1	3.8	(0.7)
EBITDA – excluding restructuring and other costs interest coverage	7.3	7.3	—
Other measures[1] (%)
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	80	76	4	pts.
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)	101	101	—	pts.

[1]	See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for 2020 was 3.1 times, down from 3.8 times one year earlier. A decrease in income before borrowing costs and income taxes reduced the ratio by 0.6, while an increase in borrowing costs reduced the ratio by 0.1.

EBITDA – excluding restructuring and other costs interest coverage ratio for 2020 was 7.3 times, unchanged from 7.3 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1, while an increase in net interest costs reduced the ratio by 0.1.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60% to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the most recent four quarters’ dividends declared for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow (free cash flow is a non-GAAP measure, see Section 11.1). The historical measure for the 12-month period ended March 31, 2021 is presented for illustrative purposes in evaluating our target guideline. As at March 31, 2021, the ratio was outside of the objective range, primarily due to the reduction of EBITDA caused by the pandemic.

TELUS International intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business. As such, TELUS International does not intend to declare or pay cash dividends on its equity shares in the foreseeable future.

7.6 Credit facilities

At March 31, 2021, we had over $1.3 billion of liquidity available from the TELUS revolving credit facility and $756 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation). In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring May 31, 2023. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required. Subsequent to March 31, 2021, the credit facility was renewed for $2.75 billion with an expiry date of April 6, 2026.

TELUS revolving credit facility at March 31, 2021

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	May 31, 2023	2,250	—	—	(918)	1,332

[1]	Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at March 31, 2021, our consolidated leverage ratio was 3.15 to 1.00 and our consolidated coverage ratio was 7.26 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.4 billion as at March 31, 2021. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International credit facility

As at March 31, 2021, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions and, joined in 2020, by TELUS Corporation. The TI credit facility is comprised of US$620 million (TELUS Corporation as an approximately 7.5% lender) and US$230 million (TELUS Corporation as a 12.5% lender) revolving components and amortizing US$600 million (TELUS Corporation as 12.5% lender) and US$250 million term loan components. The TI credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 2.86% as at March 31, 2021.

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

Other letter of credit facilities

At March 31, 2021, we had $190 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $129 million at March 31, 2021. We have arranged incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 3500 MHz wireless spectrum auction that is to commence in June 2021. Under the terms of the auction, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for the final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any national incumbent could be required to deliver is approximately $360 million.

Other long-term debt

Other liabilities bear interest at 3.34%, are secured by the associated AWS-4 spectrum licences and a real estate holding, and are subject to amortization schedules, which results in the principal being repaid over the period to maturity, March 31, 2035.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2021, and available liquidity was $400 million as at March 31, 2021. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain a credit rating of at least a BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of May 7, 2021.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the first quarter of 2021 or as of May 7, 2021. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2020 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at March 31, 2021, TELUS Corporation could offer $200 million of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2022.

As at March 31, 2021, we had over $1.3 billion of available liquidity from the TELUS revolving credit facility and $756 million of available liquidity from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TI credit facility and including cash and temporary investments of approximately $1.9 billion, we had total liquidity of over $3.6 billion at March 31, 2021. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at March 31, 2021, our contractual commitments related to the acquisition of Property, plant and equipment were $323 million through to December 31, 2022, as compared to $235 million over a period ending December 31, 2022 reported as at December 31, 2020. The increase was primarily attributed to our planned accelerated capital investments as described in Section 1.3.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

7.10 Outstanding share information

Outstanding shares (millions)	March 31, 2021	April 30, 2021
Common Shares	1,349	1,355
Common Share options	3	3
Restricted share units – equity-settled	11	11

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $22 million in the first quarter 2021, compared to $4 million in the first quarter of 2020. The increase in compensation expense for key management personnel was due to greater share-based compensation which was largely related to liability-accounted awards which increased in value in the first quarter of 2021 and decreased in value in the comparative 2020 period. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint venture and associate

In the first quarter of 2021, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements. The new-build tower was completed in 2020.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($342 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2021. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2020. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 of our 2020 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2020 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

The assumptions for our 2021 outlook, as described in Section 9 of our 2020 annual MD&A, remain the same, except for the following updates:

•	Our revised estimates for 2021 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 5.9%, 5.7%, 5.6%, 5.7% and 5.8%, respectively (compared to 4.5%, 4.5%, 4.4%, 4.8% and 4.6%, respectively, as reported in our 2020 annual MD&A).

•	Our revised estimates for 2021 annual unemployment rates in Canada, B.C. and Alberta are 7.7%, 6.7% and 9.6%, respectively (compared to 7.8%, 6.9% and 9.9%, respectively, as reported in our 2020 annual MD&A).

•	Our revised estimates for 2021 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 232,000 units, 39,000 units, 28,000 units, 82,000 units and 60,000 units, respectively (compared to 202,000 units, 35,000 units, 24,000 units, 77,000 units and 48,000 units, respectively, as reported in our 2020 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 of our 2020 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

3500 MHz spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Decisions on Changes to the 3800 MHz Band followed on March 5, 2020 by its Policy and Licensing Framework for Spectrum in the 3500 MHz Band, which defines the auction rules and conditions of licence for the 3500 MHz band. The auction framework provides for a 50 MHz set-aside in all markets where 50 MHz or more spectrum is available; in markets with a large population centre and less than 50 MHz of auction supply, all the auction supply will be set aside. This is on top of the competitive imbalance that has already been introduced by ISED’s 2019 transition decision for the band. That decision left nearly 90 MHz of the 200 MHz band in the hands of band incumbents. A combination of the transition decision, by way of a clawback and the asymmetric design of the auction framework, which sets aside a significant portion of the spectrum under auction exclusively for certain carriers in any given licence area, raises the risk that we may not be able to acquire all the spectrum we need in the auction process and we may be required to pay more than we might otherwise pay. The deadline for receipt of applications and financial deposits for participation in the 3500 MHz spectrum auction was postponed to April 6, 2021 due to the COVID-19 pandemic, and we applied to participate. Auction bidding is expected to start on June 15, 2021.

mmWave and 3800 MHz spectrum auctions to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. ISED will consult on a licensing framework (i.e. auction rules and conditions of licence) for these mmWave bands in the future. ISED stated that the auction is expected to commence in 2021, but we believe it may not take place until 2023 or later. There is a risk that the auction rules may favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

The 3800 MHz spectrum band is seen as an extension to the 3500 MHz band. ISED released the first of two consultations on August 27, 2020. This first consultation featured proposals from ISED and from Telesat, the Canadian satellite spectrum licensee of 3700 to 4200 MHz spectrum, on how to repurpose existing spectrum. Following a decision on the first consultation, we expect a second consultation on an auction framework for the 3800 MHz band. ISED has forecasted a delay to the 3800 MHz auction process, now expected to take place in 2023 (formerly projected for late 2022). There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of 3800 MHz band spectrum on a cost-effective basis.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Proposed acquisition of Shaw by Rogers

In March 2021, Rogers Communications Inc. and Shaw Communications Inc. announced their agreement for Rogers Communications Inc. to acquire Shaw Communications Inc. In addition to approval by shareholders of Shaw Communications Inc., the acquisition will require approvals by the Competition Bureau, the CRTC, and ISED. It is possible that the parties to the transaction will agree to merger remedies that could negatively affect us, or that the CRTC, ISED, or other governmental authorities could make other regulatory changes that could materially affect us. Until the governmental authorities complete their reviews and make a determination on whether to allow the acquisition and, if so, under what conditions, it is too early to determine the impact of this proceeding on us.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that Bell, Rogers, TELUS and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially-negotiated rates and will be phased out after seven years. In addition, the CRTC has requested that Bell, Rogers, TELUS and SaskTel provide certain low-cost and occasional-use plans on their premium brands. We are currently assessing the impact of this decision.

Wireline wholesale services and interconnection follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed access (HSA) service for internet service provider competitors. This includes access to fibre-to-the-premises (FTTP) facilities.

On June 11, 2020, the CRTC released Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services, Telecom Notice of Consultation CRTC 2020-187 (TNC 2020-187), where it is examining the appropriate network and service configurations for the disaggregated wholesale HSA service regime for all wholesale HSA service providers across the country. This new process takes the place of the previous follow-up proceedings and now features a common process for incumbent local exchange carriers (ILECs) and cable companies across Canada. Until the CRTC issues its decision, it is too early to determine the impact of this proceeding on us.

Final rates for aggregated wholesale internet access services

On August 15, 2019, the CRTC released Telecom Order CRTC 2019-288, which finalized rates for the aggregated wholesale internet services of the ILEC and incumbent cable companies. The final rates were considerably lower than the interim rates, and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us, given the volume of wholesale internet customers we currently serve.

On September 13, 2019, Bell Canada and affiliated companies and a group of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order. On November 22, 2019, the Federal Court of Appeal allowed both leave applications and granted a stay pending the disposition of the appeal. On September 10, 2020, the Federal Court of Appeal dismissed the appeals on their merits, thereby upholding the CRTC’s decision. On February 25, 2021, the Supreme Court of Canada dismissed applications for leave to appeal the Federal Court of Appeal decision brought by Bell Canada and the group of cable companies.

Separately, on November 13, 2019, we filed an application to the CRTC to review and vary Telecom Order CRTC 2019-288, primarily on the basis that the CRTC made errors in calculating the carriers’ costs. On December 13, 2019, Bell Canada and a group of cable companies also brought applications to the CRTC to review and vary Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order pending the disposition of the review and variance applications. The CRTC granted the stay on September 28, 2020 and has yet to issue its decisions on any of these applications.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Also on November 13, 2019, we filed a petition to the Governor in Council seeking to refer back to Telecom Order CRTC 2019-288 for redetermination of the rates and seeking to vary Telecom Order CRTC 2019-288 to remove its retroactive effect, all on the basis that the rates and retroactive component of the order will threaten future investment. Bell Canada and a group of cable companies filed similar petitions on the same day. On August 15, 2020, the Governor in Council issued an Order in Council dismissing the petitions as premature in light of the applications to review and vary the order set out above, which remain under reserve. However, the Order in Council, as well as an accompanying statement from the Minister of Innovation, Science and Industry, recognized that the rates set out in Telecom Order CRTC 2019-288 will, in some instances, undermine investment in high-quality networks. We expect the CRTC to take this Order in Council into account in its decisions on the review and variance applications presently under reserve. Until the CRTC renders its decisions on these review and variance applications or otherwise lifts the stay, the rates will not be in effect.

5G security review – Public Safety Canada

In September 2018, the federal government announced a review of national cybersecurity requirements for Canada’s 5G networks. The stated objective of the reviews was to provide policy clarity on what security controls or restrictions the government intends to impose on 5G networks in Canada and to which foreign vendors such controls and restrictions would apply. The timelines for the conclusion of this review were never released by the federal government, which has also not announced its intentions regarding 5G cybersecurity requirements. Given the range of potential government or regulatory action that may result from this review, the impact on us, and on Canadian wireless service providers in general, cannot be reliably predicted.

International security developments

On May 16, 2019, an executive order entered into force permitting the U.S. Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. Additionally, the Bureau of Industry and Security of the United States Department of Commerce (BIS) subsequently amended Export Administration Regulations such that Huawei Technologies Co., Ltd. (Huawei) and 68 of its non-U.S. affiliates were added to the Entity List effective May 16, 2019. Effective August 19, 2019, an additional 46 non-U.S. affiliates were placed on the Entity List. Their addition to the Entity List imposed a licensing requirement under the Export Administration Regulations (EAR) regarding the export, re-export or transfer (in-country) of most items subject to the EAR to any of these 115 listed Huawei entities. A further final rule effective August 17, 2020 provided for additional non-U.S. affiliates of Huawei to be added to the Entity List and revisions to current entries on the Entity List; removal of the Temporary General License (TGL) and conforming changes to Entity List for TGL Removal; and changes to General Prohibition Three — the Foreign-Produced Direct Product Rule. In December 2020, 77 non-Huawei entities were added to the Entity List for security or foreign policy-related reasons.

Reversing an earlier position that would allow limited Huawei 5G in the U.K., on July 14, 2020, the U.K. government announced plans to legislate a ban on the purchase of all new 5G infrastructure from Huawei and to require the removal of Huawei 5G networks deployed in the U.K. by 2027. The U.K. government is also currently considering legislation that would further restrict the installation of any Huawei equipment in U.K. 5G networks after September 30, 2021.

Given the range of potential government or regulatory actions by foreign governments with respect to Huawei, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

CRTC proceeding regarding device financing

On August 30, 2019, the CRTC commenced a proceeding to inquire into device financing plans for wireless handsets and asked certain parties, including us, to show cause why their device financing plans are permitted under the Wireless Code. This proceeding followed the introduction of device financing plans by us, Rogers and Bell in July 2019, including, for Rogers and us, plans with terms longer than 24 months. Under these plans, customers who cancel wireless services contracts are required to repay immediately the outstanding financing balance in full. On August 2, 2019, the CRTC issued a letter stating that wireless service providers were to stop offering device financing plans beyond 24 months so it could review the practice. In the proceeding, the CRTC sought comment on the effects on consumers of financing plans beyond 24 months and how the provisions of the Wireless Code apply to device financing. On March 4, 2021, the CRTC issued a decision, finding that the Wireless Code applies to certain device financing plans, including plans that are available only in conjunction with the purchase of a binding wireless service plan and where the cancellation of the wireless service plan will trigger the payment of the remainder of the cost of the device. Accordingly, the CRTC determined that such plans may not be offered for a term greater than 24 months. The impact of this decision on us is not material.

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC is seeking comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision later this year. It is too early to determine the impact of the proceeding on us.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

CRTC proceeding regarding access to poles owned by Canadian carriers

On October 30, 2020, the CRTC issued Call for comments regarding potential regulatory measures to make access to poles owned by Canadian carriers more efficient, Telecom Notice of Consultation CRTC 2020-366. The CRTC commenced the proceeding further to comments in the proceeding initiated by Telecom Notice of Consultation CRTC 2019-406 that untimely and costly access to poles owned by Canadian carriers has negative impacts on broadband deployment, particularly in areas with limited or no access to broadband-capable networks. In the most recent proceeding, the CRTC will consider, among other issues, authorization delays, make-ready costs, spare capacity reservations, joint use agreements, and the potential for improved dispute resolution. We are participating fully in the proceeding. It is too early to determine the impact of the proceeding on us.

Government mobile wireless pricing election commitment

Ahead of the 2019 federal election, the Liberal Party of Canada made a commitment to reduce wireless prices by 25%. On March 5, 2020, the Liberal government clarified its expectation that we, Bell, and Rogers (including flanker brands) lower mobile wireless prices for postpaid, bring-your-own-device plans in the 2 to 6 GB range by 25% by January 2022. The government reiterated this statement on June 5, 2020. To track progress, the government is reporting quarterly on wireless pricing. We are unable to determine the full impact of this commitment at this time. The announcement or implementation of specific regulations or other actions intended to reduce cell phone plan prices could precipitate a material reduction in operating expenditures and capital expenditures to ameliorate this impact.

CRTC review of rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC issued Call for comments – Review of the approach to rate setting for wholesale telecommunications services, Telecom Notice of Consultation CRTC 2020-131. In this proceeding, the CRTC is seeking comment on whether to change its methodology of setting wholesale rates and, if so, how. The CRTC has stated its intent to use the proceeding to establish a more transparent and efficient rate-setting process. We are participating fully in all stages of the proceeding. It is too early to determine the impact of the proceeding on us.

CRTC review of availability of mobile wireless plans for Canadians with disabilities

On June 1, 2020, the CRTC issued Call for comments – Accessibility – mobile wireless service plans that meet the needs of Canadians with various disabilities, Telecom Notice of Consultation 2020-178. In this proceeding, the CRTC is examining whether retail wireless service providers are meeting their requirements to offer mobile wireless plans that meet the needs of Canadians with disabilities; to promote those plans in ways that are accessible (including through stores, websites and customer service representatives); and whether new regulatory measures are required. We are participating fully in this proceeding to demonstrate how we are complying with existing requirements. The impact of this proceeding is not expected to be material.

CRTC review of deadlines for transition to next-generation 9-1-1 service

On September 4, 2020, the CRTC issued Call for comments – Establishment of new deadlines for Canada’s transition to next-generation 9-1-1, Telecom Notice of Consultation CRTC 2020-326. As a result of the COVID-19 pandemic, the CRTC had previously suspended the deadlines associated with the implementation of next-generation 9-1-1 service. The record of this proceeding closed on January 15, 2021 and the industry is currently awaiting a decision detailing the dates for the filing of cost studies and tariffs for next-generation 9-1-1 network providers (including us), and when providers should have their networks ready to support next-generation 9-1-1 voice services. The impact of this proceeding is not expected to be material.

Proposed changes to Personal Information Protection and Electronic Documents Act

On November 17, 2020, the federal government introduced Bill C-11, the Digital Charter Implementation Act, 2020, which, if passed, would replace the Personal Information Protection and Electronic Documents Act (PIPEDA) with a new Consumer Privacy Protection Act (CPPA). This bill aims to give consumers new rights and imposes new monetary penalties for non-compliance. The bill is currently at second reading stage in the House of Commons and is expected to go to Committee for further review in 2021. The full extent of the impact on us is not yet known.

Proposed updating of Quebec public and private sector privacy law

On June 12, 2020, the Quebec National Assembly introduced Bill 64, An Act to modernize legislative provisions as regards the protection of personal information, which, if passed, would make significant changes to current provincial privacy law, which is decades old. The bill creates a broad range of new obligations for organizations and rights for individuals, such as the right to deletion and to object to the use of artificial intelligence. The bill is currently in a clause by clause review and significant amendments are being recommended by the reviewing Committee. It is expected that the bill will go for a final vote late in 2021. The full extent of the impact on us is not yet known.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Proposed subsidy increases for Northwestel

On November 2, 2020, the CRTC initiated a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North, Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in the North. The impact of this proceeding is not expected to be material.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted renewals in Broadcasting Decision CRTC 2018-267, which extends the licence terms to August 31, 2023. Our licence to operate a regional broadcasting distribution undertaking in areas of Quebec was renewed on June 28, 2019 in Broadcasting Decision CRTC 2019-230, extending the licence term to August 31, 2024. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20. We received CRTC authorization to launch a pay-per-view service on June 28, 2020, as part of Broadcasting Decision CRTC 2020-235.

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review Panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider. Further to the report, on November 3, 2020, the government introduced legislation to amend the Broadcasting Act. The bill would bring streaming services that operate over the internet expressly within the scope of the Broadcasting Act, and would provide the CRTC with new and expanded regulatory powers to implement a modernized regulatory framework that addresses declining levels of support for Canadian content over the past several years, and provide a more sustainable source of support going forward. The Minister of Canadian Heritage has indicated that further reforms will be needed to fully modernize the regulation of the broadcasting system, but that these proposed reforms are an important first step. It is too early to determine if these proposed amendments, as well as any other potential legislative changes arising as a result of the report, will have a material impact on us.

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s statutorily mandated five-year review was due in 2017, and a process for conducting the review via parliamentary committee was announced in December 2017. The House of Commons Standing Committee on Industry, Science and Technology (INDU Committee), with the assistance of the House of Commons Standing Committee on Canadian Heritage, completed the review early in 2019, and both committees presented reports to the House of Commons in May and June of 2019. Although the INDU Committee had requested that a comprehensive government response be tabled by September 1, 2019, the government did not respond. Following the October 2019 federal election, the timeline for potential changes to the Copyright Act is uncertain, although government officials have signalled that copyright reform legislation may be tabled in the spring of 2021. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, the impact of this proceeding is not expected to be material.

Legal challenge to the CRTC’s ability to regulate affiliation agreements

The CRTC’s ability to regulate affiliation agreements between broadcasting distributors and programming services is currently being challenged by vertically integrated broadcasting entities before the Federal Court of Appeal. We were granted leave to intervene in the case and will defend the CRTC’s regulatory powers as a cornerstone of its vertical integration framework, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services. The Federal Court of Appeal has yet to set a hearing date and a decision is not expected before late 2021 or early 2022. While an adverse decision could weaken our negotiating position vis-a-vis vertically integrated firms that supply “must-have” channels to our broadcasting distribution business, it is too early to determine the impact it would have on our broadcasting distribution activities.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2020 annual MD&A and have not materially changed since December 31, 2020. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

11.	Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital expenditure intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total Operating revenues and other income. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

12-month periods ended March 31 ($ millions, except ratio)	2021	2020
Sum of the last four quarterly dividends declared	1,553	1,400
Sum of the last four quarterly amount of dividends declared reinvested in Common Shares	(583)	(399)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	970	1,001
Denominator – Free cash flow	1,211	1,324
Ratio (%)	80	76

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)

Determined using most comparable IFRS-IASB measures

12-month periods ended March 31 ($ millions, except ratio)	2021	2020
Numerator – Sum of the last four quarterly dividends declared	1,553	1,400
Cash provided by operating activities	4,336	4,314
Less:
Capital expenditures (excluding spectrum licences)	(2,795)	(2,925)
Denominator – Cash provided by operating activities less capital expenditures (excluding spectrum licences)	1,541	1,389
Ratio (%)	101	101

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended March 31 ($ millions, except ratio)	2021	2020
Net income attributable to Common Shares	1,188	1,668
Income taxes (attributable to Common Shares)	420	433
Borrowing costs (attributable to Common Shares)[1]	749	740
Numerator	2,357	2,841
Denominator – Borrowing costs	749	740
Ratio (times)	3.1	3.8

[1]	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our operating segments because we believe that it is a meaningful indicator of our operating performance as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA reconciliation

Three-month periods ended March 31 ($ millions)	2021	2020
Net income	333	353
Financing costs	207	192
Income taxes	132	139
Depreciation	524	523
Amortization of intangible assets	265	202
EBITDA	1,461	1,409
Add restructuring and other costs included in EBITDA	41	60
EBITDA – excluding restructuring and other costs	1,502	1,469
Add other equity losses related to real estate joint ventures	1	6
Adjusted EBITDA	1,503	1,475

Calculation of EBITDA margin

Three-month periods ended March 31 ($ millions, except margin)	2021	2020
Numerator – EBITDA	1,461	1,409
Denominator – Operating revenues and other income	4,024	3,694
EBITDA margin (%)	36.3	38.1

Calculation of Adjusted EBITDA margin

Three-month periods ended March 31 ($ millions, except margin)	2021	2020
Numerator – Adjusted EBITDA	1,503	1,475
Adjusted Operating revenues and other income:
Operating revenues and other income	4,024	3,694
Other equity losses related to real estate joint ventures	1	6
Denominator – Adjusted Operating revenues and other income	4,025	3,700
Adjusted EBITDA margin (%)	37.4	39.9

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA –excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Three-month periods ended March 31 ($ millions)	2021	2020
EBITDA	1,461	1,409
Deduct non-cash gains from the sale of property, plant and equipment	—	(3)
Restructuring and other costs, net of disbursements	(12)	12
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	52	112
Effects of lease principal (IFRS 16 impact)	(123)	(84)
Leases formerly accounted for as finance leases (IFRS 16 impact)	—	27
Items from the Consolidated statements of cash flows:
Share-based compensation, net	35	23
Net employee defined benefit plans expense	26	27
Employer contributions to employee defined benefit plans	(16)	(15)
Interest paid	(199)	(177)
Interest received	2	3
Capital expenditures (excluding spectrum licences)[1]	(685)	(665)
Free cash flow before income taxes	541	669
Income taxes paid, net of refunds	(220)	(124)
Free cash flow	321	545

[1]	Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

Three-month periods ended March 31 ($ millions)	2021	2020
Free cash flow	321	545
Add (deduct):
Capital expenditures (excluding spectrum licences)	685	665
Adjustments to reconcile to Cash provided by operating activities	(67)	(33)
Cash provided by operating activities	939	1,177

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $797 million in the 12-month period ended March 31, 2021, and $783 million in the 12-month period ended March 31, 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q1

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements, adverse retrospective regulatory decisions; and certain incremental atypical costs incurred in connection with the COVID-19 pandemic.

Components of restructuring and other costs

Three-month periods ended March 31 ($ millions)	2021	2020
Goods and services purchased	23	50
Employee benefits expense	18	10
Restructuring and other costs included in EBITDA	41	60

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Mobile phone average billing per subscriber per month (ABPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides internet connectivity.

Residential voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV and Pik TV).

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care and personal health security).

Digital health transactions means the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.

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